
13003470



Kentucky First Federal Bancorp

Parent company of
First Federal Savings and Loan Association of Hazard
and
First Federal Savings Bank of Frankfort

2013
Annual Report

KENTUCKY FIRST FEDERAL BANCORP

Kentucky First Federal Bancorp ("Kentucky First" or the "Company") was formed under federal law in March 2005 and is the holding company for First Federal Savings and Loan Association of Hazard, Hazard, Kentucky ("First Federal of Hazard") and First Federal Savings Bank of Frankfort, Frankfort, Kentucky ("First Federal of Frankfort") (collectively, the "Banks"). Kentucky First's operations consist primarily of operating the Banks as two independent, community-oriented savings institutions.

First Federal of Hazard is a federally chartered savings and loan association offering traditional financial services to consumers in Perry and surrounding counties in eastern Kentucky. First Federal of Hazard engages primarily in the business of attracting deposits from the general public and using such funds to originate, when available, loans secured by first mortgages on owner-occupied, residential real estate and, occasionally, other loans secured by real estate. To the extent there is insufficient loan demand in its market area, and where appropriate under its investment policies, First Federal of Hazard has historically invested in mortgage-backed and other securities, although since formation of the Company in 2005, First Federal of Hazard has been purchasing whole loans and participations in loans originated at First Federal of Frankfort.

First Federal of Frankfort is a federally chartered savings bank which is primarily engaged in the business of attracting deposits from the general public and the origination primarily of adjustable-rate loans secured by first mortgages on owner-occupied and non-owner-occupied one-to four-family residences in Franklin, Anderson, Scott, Shelby, Woodford and other counties in Kentucky. First Federal of Frankfort also originates, to a lesser extent, home equity loans and loans secured by churches, multi-family properties, professional office buildings and other types of property.

MARKET INFORMATION

The Company's common stock began trading under the symbol "KFFB" on the Nasdaq National Market on March 3, 2005. There are currently 8,529,178 shares of common stock outstanding and approximately 875 holders of record of the common stock. Following are the high and low closing prices, by fiscal quarter, as reported on the Nasdaq National Market during the periods indicated, as well as dividends declared on the common stock during each quarter.

Fiscal 2013	High	Low	Dividends Per Share
First quarter	$ 8.49	$ 7.25	$ 0.10
Second quarter	8.50	7.26	0.10
Third quarter	8.22	6.90	0.10
Fourth quarter	8.34	7.95	0.10

Fiscal 2012	High	Low	Dividends Per Share
First quarter	$ 9.18	$ 6.10	$ 0.10
Second quarter	9.24	6.08	0.10
Third quarter	9.26	8.76	0.10
Fourth quarter	9.24	7.35	0.10

TABLE OF CONTENTS


Kentucky First Federal Bancorp

Dear Shareholder:

We are pleased to present the 2013 Annual Report for Kentucky First Federal Bancorp. We encourage you to read both the Annual Report and Proxy Statement. We encourage you to vote and, if possible, to attend our annual meeting on November 14, 2013.

Our recently concluded fiscal year was a time of transition for the company. On January 1, 2013, we completed our merger with Central Kentucky Federal. In doing so, we added two directors to our Kentucky First Federal Board, seven directors to the First Federal Savings Bank Board, twenty-six new employees and three new offices. This was a large acquisition for a company of our size. The merger process continues as we develop strategies to utilize the strengths of our new employees and to serve the customers of the entire bank.

Our new offices are part of a long and proud history and we believed it was important to maintain their name, Central Kentucky Federal—a division of First Federal Savings Bank, for the two offices in Danville and one office in Lancaster. Our primary goal in the merger has been to minimize disruption to their customers, hopefully to the extent that the merger was a non-event.

We experienced another transition in the retirement of Tony Whitaker from his day-to-day role as C.E.O. Tony still serves as Chairman and remains active with the banks. Lou Ella Farler became President and C.E.O. of First Federal of Hazard and has done a tremendous job in her first year.

Financially, we have had a very good year especially since the merger. We have posted record profits as interest expense remains exceptionally low. With the merger, we have experienced an increase in problem assets but we continue to make strides in resolving those issues. The members of our largest shareholder, First Federal MHC, voted for the second year in a row to waive dividends on our stock which has allowed us to maintain one of the strongest dividends in the industry. Despite good earnings and an enviable dividend, our stock price has remained at about the same level all year.

Every bank faces daunting challenges in the current environment and we are no different. We have seen our loan balances decrease (adjusted for the merger) as loan demand has slackened. We are concerned about the possibility of rising interest rates, if not in the near term, then eventually. We face mounting regulatory pressures and a constant barrage of increased costs to remain compliant with the demands of our regulators.

Despite the concerns, we remain very optimistic about our future as our banks strive to reach your expectations in a safe and responsible way.

As always, we encourage you to contact us with questions you might have and to please think of us for your banking needs.

Sincerely,



Don Jennings

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Financial Condition Data

	At June 30,				
	2013	2012	2011	2010	2009
	(In thousands)				
Total assets	$324,062	$222,949	$226,135	$236,939	$240,901
Cash and cash equivalents	16,540	5,735	5,049	8,362	4,217
Interest-bearing deposits	--	100	100	100	100
Securities held to maturity	12,232	4,756	6,810	9,435	14,999
Securities available for sale	205	189	203	246	5,451
Loans, net	262,491	182,473	182,796	190,618	188,931
Deposits	230,981	134,552	139,940	144,969	139,743
Federal Home Loan Bank advances	24,310	27,065	25,261	32,009	40,156
Shareholders' equity	66,622	58,853	58,697	57,808	58,538
Allowance for loan losses	1,310	875	764	1,535	678
Nonperforming loans (90 days delinquent and nonaccrual)	7,987	1,794	876	7,783	3,872

Selected Operating Data

	Year Ended June 30,				
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)				
Total interest income	$ 11,958	$ 10,156	$ 10,749	$ 11,378	$ 12,226
Total interest expense	1,686	2,179	3,181	4,980	5,902
Net interest income	10,272	7,977	7,568	6,398	6,324
Provision for losses on loans	662	139	668	1,044	46
Net interest income after provision for losses on loans	9,610	7,838	6,900	5,354	6,278
Total non-interest income	1,525	140	242	289	241
Total non-interest expenses	6,911	5,423	5,282	5,039	4,608
Income before federal income taxes	4,224	2,555	1,860	604	1,911
Federal income taxes	1,308	840	104	203	1,183
Net income	$ 2,916	$ 1,715	$ 1,756	$ 401	$ 728
Net earnings per share – basic	$ 0.37	$ 0.23	$ 0.23	$ 0.05	$ 0.10
Net earnings per share – diluted	$ 0.37	$ 0.23	$ 0.23	$ 0.05	$ 0.10
Cash dividends declared per common share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40

Selected Financial Ratios and Other Data (1)

	Year Ended June 30,				
	2013	2012	2011	2010	2009
Performance Ratios:					
Return on average assets (net income divided by average total assets)	1.05%	0.75%	0.75%	0.17%	0.30%
Return on average equity (net income divided by average equity)	4.70	2.91	3.04	0.69	1.23
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.97	3.68	3.29	2.46	2.29
Net interest margin (net interest income divided by average interest-earning assets)	4.09	3.93	3.61	2.96	2.87
Ratio of average interest-earning assets to average interest-bearing liabilities	118.57	123.34	121.00	121.62	121.53
Ratio of total general administrative and other expenses to average total assets	2.49	2.39	2.26	2.11	1.90
Efficiency ratio (1)	58.58	66.81	67.63	75.36	70.19
Dividend payout ratio (2)	44.00	93.53	63.58	283.29	160.58
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans at end of period (3)	3.04	0.98	0.48	4.05	2.05
Nonperforming assets as a percent of total assets at end of period (3)	2.82	1.90	2.29	3.60	1.65
Allowance for loan losses as a percent of total loans at end of period	0.50	0.48	0.42	0.80	0.36
Allowance for loan losses as a percent of nonperforming loans at end of period	16.40	48.77	87.21	19.72	17.51
Provision for loan losses to total loans	0.25	0.08	0.36	0.54	0.02
Net charge-offs to average loans outstanding	0.10	0.02	0.76	0.10	0.02
Capital Ratios:					
Average equity to average assets	22.31	25.91	24.76	24.27	24.40
Shareholders' equity or capital to total assets at end of period	20.56	26.40	25.96	24.40	24.30
Regulatory Capital Ratios:					
Tier 1core capital	14.76	21.27	20.85	19.39	17.48
Total risk-based capital	28.12	38.57	39.01	37.35	34.34
Number of banking offices	7	4	4	4	4

(1) Efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and total non-interest income.

(2) Represents dividends paid as a percent of net earnings. Dividends paid does not include dividends waived by First Federal MHC. In May 2012 dividends of $473,000 were paid to First Federal MHC.

(3) Nonperforming loans consist of nonaccrual loans, accruing loans greater than 90 days delinquent, and restructured loans not performing according to their revised terms, while nonperforming assets consist of nonperforming loans and real estate acquired through foreclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this Annual Report to "we," "us," and "our" refer to Kentucky First Federal Bancorp and where appropriate, collectively to Kentucky First Federal Bancorp, First Federal of Hazard and First Federal of Frankfort.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, prices for real estate in the Company's market areas, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, rapidly changing technology affecting financial services and the risk factors described in Item 1A of our Annual Report on Form 10-K for the year ended June 30, 2013. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We wish to advise readers that the factors listed above could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

The Company was incorporated as a mid-tier holding company under the laws of the United States on March 2, 2005 upon the completion of the reorganization of First Federal of Hazard into a federal mutual holding company form of organization (the "Reorganization"). On that date, Kentucky First completed its minority stock offering and issued a total of 8,596,064 shares of common stock, of which 4,727,938 shares, or 55%, were issued to First Federal MHC, a federally chartered mutual holding company formed in connection with the Reorganization, in exchange for the transfer of all of First Federal of Hazard's capital stock, and 2,127,572 shares were sold at a cash price of $10.00 per share. On such date, Kentucky First completed its acquisition of Frankfort First and its wholly owned subsidiary, First Federal of Frankfort (the "Merger"). First Federal of Hazard and First Federal of Frankfort are operated as two independent savings institutions with separate charters. Each bank retains its own management and boards of directors. The members of management of Kentucky First also serve in a management capacity at one of the two subsidiary Banks, and the directors of Kentucky First also serve on the board of one of the two subsidiary Banks.

On December 31, 2012, the Company acquired CKF Bancorp, Inc., a savings and loan holding company which operated three banking locations in Boyle and Garrard Counties in Kentucky. In accounting for the transaction the assets and liabilities of CKF Bancorp were recorded on the books of First Federal of Frankfort in accordance with accounting standard ASC 805, Business Combinations Therefore, the statement of operations for the year ended June 30, 2013, reflect six months of operations with the CKF Bancorp acquisition.

Our results of operations are dependent primarily on net interest income, which is the difference between the income earned on our loans and securities and our cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for losses on loans and service charges and fees collected on our deposit accounts. Our general, administrative and other expense primarily consists of employee compensation and benefits expense, occupancy and equipment expense, data processing expense, other operating expenses and state franchise and federal income taxes. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

Income. We have two primary sources of pre-tax income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a much lesser extent, we also recognize pre-tax income from fee and service charges, which is the compensation we receive from providing financial products and services.

Expenses. The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, data processing fees, taxes and other expenses.

Compensation, taxes and benefits consist primarily of the salaries and wages paid to our employees and directors, payroll taxes and expenses for retirement and other employee benefits.

Office occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of taxes, depreciation charges, maintenance and costs of utilities.

Data processing fees primarily include fees paid to our third-party data processing providers.

Taxes consist of the current and deferred portion of federal income taxes as well as franchise taxes paid to the Commonwealth of Kentucky by the subsidiary Banks.

Other expenses include expenses for attorneys, accountants and consultants, advertising, telephone, employee training and education, charitable contributions, insurance, office supplies, postage and other miscellaneous operating activities.

Critical Accounting Policies

Our accounting and reporting policies comply with U.S. GAAP and conform to general practices within the banking industry. We believe that of our significant accounting policies, the following may involve a higher degree of management assumptions and judgments that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Allowance for Loan Losses

The allowance for loan losses is the estimated amount considered necessary to cover probably incurred credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans, which is charged against income.

The management and the Boards of the Company and of First Federal of Hazard and First Federal of Frankfort review the allowance for loan losses on a quarterly basis. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews, volume and mix of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to change. Management considers the economic climate in the Banks' respective lending areas to be among the factors most likely to have an impact on the level of the required allowance for loan losses.

Management continues to monitor and evaluate factors which could have an impact on the required level of the allowance. Management watches for national issues that may negatively affect a significant percentage of homeowners in the Banks' lending areas. These may include significant increases in unemployment or significant depreciation in home prices. Management reviews employment statistics periodically when determining the allowance for loan losses and generally finds the unemployment rates in both lending areas to be high in relation to historical trends. Management has no current plans to alter the type of lending or collateral currently offered, but if such plans change or market conditions result in large concentrations of certain types of loans, such as commercial real estate or high loan-to-value ratio residential loans, management would respond with an increase in the overall allowance for loan losses.

The analysis has two components, specific and general allocations. Loans are classified as either homogenous or other. Homogenous loans are analyzed in the aggregate according to various criteria. Non-homogenous loans receive additional scrutiny and are classified as impaired or unimpaired. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. A loan is considered to be collateral-dependent when the circumstances of the borrower indicate that we can no longer rely upon the overall financial strength of that borrower to comply with the terms of the loan and that the loan will likely be repaid in whole or in part by proceeds from the sale of the collateral. Updated independent appraisals are ordered in most situations where management has determined to evaluate a loan for impairment. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the allowances we have established and, if so, this could have a material negative effect on our financial results.

Goodwill

We test goodwill for impairment at least annually and more frequently, if circumstances indicate its value may not be recoverable. We test goodwill for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit. If the fair value exceeds book value, then goodwill is not considered to be impaired. Based on the annual goodwill impairment test as of March 31, 2013, management does not believe any of the goodwill is impaired Different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the impairment evaluation and financial condition or future results of operations.

Deferred Tax Asset

We evaluate deferred tax assets quarterly. We will realize this asset to the extent profitable or carry back tax losses to periods in which we paid income taxes. Our determination of the realization of the deferred tax asset will be based upon management's judgment of various future events and uncertainties, including the timing and amount of future income we will earn and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes the Company will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact the tax liabilities and resulting provisions for income taxes.

Acquisitions

The Company accounted for the acquisition of CKF Bancorp in accordance with the acquisition method as outlined in ASC Topic 805, Business Combinations. The acquisition method requires: a) identification of the entity that obtains control of the acquire; b) determination of the acquisition date; c) recognition and measurement of the identifiable assets acquired and liabilities assumed at fair value; and d) recognition and measurement of goodwill or bargain purchase gain.

Some of the acquired loans have shown evidence of credit deterioration since origination. These purchased credit impaired loans are recorded at the amount paid, such that there is no carryover of the seller's allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. The Company estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield.) The excess of the loan's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference.) Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Acquisition-related costs are expensed as incurred unless those costs are related to issuing debt or equity securities used to finance the acquisition.

Our Operating Strategy

Our mission is to operate and grow profitable, community-oriented financial institutions serving primarily retail customers in our market areas. We plan to pursue a strategy of:

- operating two community-oriented savings institutions, First Federal of Hazard, which serves customers in Perry and surrounding counties in eastern Kentucky, and First Federal of Frankfort, which serves customers primarily in the central Kentucky counties of Franklin, Boyle and Garrard, as well as their surrounding counties. Each Bank emphasizes traditional thrift activities of accepting deposits and originating primarily residential mortgage loans for portfolio;

- continuing our historic heavy reliance on our deposit base to fund our lending and investment activities and to supplement deposits with Federal Home Loan Bank of Cincinnati ("FHLB") advances when advantageous or necessary. We expect our projected deposit mix to generally retain its existing composition of passbook, transaction and certificate of deposit accounts;

- gradually pursuing opportunities to increase and diversify lending in our market areas;

- applying conservative underwriting practices to maintain the high quality of our loan portfolios;

- managing our net interest margin and interest rate risk; and

- entertaining possibilities of expansion into other markets through branching or acquisition, if such possibilities are beneficial to the Company's shareholders, provide a good fit within the Company's mutual holding company framework and can be accomplished without undue encumbrance of the Company's other operational areas. In November 2011 we entered into an agreement to acquire CKF Bancorp, Inc., with two offices in Danville, KY and one office in Lancaster, KY. We completed the acquisition on December 31, 2012.

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread. Still, when market rates increase rapidly, increases in the cost of deposits and borrowings outpace the increases in the return on assets. The Company's assets are primarily comprised of adjustable rate mortgages (all of which have some contractual limits in their ability to react to market changes) and short-term securities. Those assets will, over time, re-price to counteract the increased costs of deposits and borrowings.

Asset/Liability Management. Management and the boards of the subsidiary Banks are responsible for the asset/liability management issues that affect the individual Banks. Either Bank may work with its sister Bank to mitigate potential asset/liability risks to the Banks and to the Company as a whole. Management utilizes a third-party to perform interest rate risk calculations for each of the Banks. Management monitors and considers methods of managing the rate sensitivity and repricing characteristics of each of the Bank's balance sheet components in an effort to maintain acceptable levels of change in the economic value of equity ("EVE") as well as evaluating the impact on earnings in the event of changes in prevailing market interest rates. Interest rate sensitivity analysis is used to measure our interest rate risk by computing estimated changes in EVE that are a result of changes in the net present value of its cash flows from assets, liabilities, and off-balance sheet items. These changes in cash flow are estimated based on hypothetical instantaneous and permanent increases and decreases in market interest rates.

Because the interest rates at June 30, 2013, are practically zero, we believe our risk was associated with falling interest rates is minimal. The model indicated that at June 30, 2013, in the event of a sudden and sustained increase in prevailing market interest rates of 300 basis points, our EVE would be expected to decrease $13.4 million or 21.7% to $48.6 million, at which level our fair value of equity to fair value of tangible assets would be expected to be 15.1% and our fair value to equity to fair value of risk-weighted assets would be expected to be 28.3%. The projected decrease in EVE in the event of a sudden and sustained 300 basis point increase in prevailing interest rates is within the parameters established by each subsidiary Bank's Board of Directors. Computations or prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit run-offs. These computations should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Banks may undertake in response to changes in interest rates. Certain shortcomings are inherent in this method of computing EVE. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

Statement of Financial Condition

General. At June 30, 2013, total assets were $324.1 million, an increase of $101.1 million, or 45.4%, from the $222.9 million total at June 30, 2012. The increase in total assets was related primarily to the acquisition of CKF Bancorp on December 31, 2012. Significant increases occurred in cash and cash equivalents, investment and other securities and loans. At June 30, 2013, total liabilities were $257.4 million, an increase of $93.3 million, or 56.9%, from total liabilities of $164.1 million at June 30, 2012. The increase in total liabilities was related primarily to the acquisition of CKF Bancorp and was comprised primarily of deposits and FHLB advances.

Loans. Our primary lending activity is the origination of loans for the purchase, refinance or construction of one- to four-family residential real estate located in our market areas. As opportunities arise, we also originate church loans, commercial real estate loans, and multi-family and nonresidential real estate loans. At June 30, 2013, one- to four- family residential real estate loans totaled $209.1 million, or 79.0% of total loans, compared to $149.1 million, or 81.1% of total loans, at June 30, 2012. The increase in our one- to four-family residential real estate loans was attributed primarily to our acquisition of CKF Bancorp. Construction real estate loans totaled $1.8 million, or 0.7% of total loans, at June 30, 2013, compared to $964,000, or 0.5% of total loans at June 30, 2012. At June 30, 2013, multi-family real estate loans totaled $14.5 million, or 5.5% of total loans, compared to $15.5 million or 8.4% of total loans at June 30, 2012. Nonresidential real estate loans totaled $22.1 million, or 8.3% of total loans at June 30, 2013, compared to $9.8 million, or 5.3% of total loans, at June 30, 2012. Commercial and industrial loans totaled $3.2 million at June 30, 2013, and represents a type of lending offered by CKF Bancorp. Other types of loans obtained in the acquisition include farm loans, which totaled $1.8 million at June 30, 2013, as well as various types of consumer loans including automobile and unsecured loans . At June 30, 2013, consumer loans were, comprised of loans secured by deposits of $2.7 million or 1.0% of total loans and other consumer loans of $6.5 million or 2.5% of total loans. Please refer to Note C-Loans of the Notes to Consolidated Financial Statements for a further breakdown of Consumer and other loans.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2013		2012		2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$209,092	79.0%	$149,086	81.1%	$158,821	86.4%	$165,818	86.0%	$163,108	85.8%
Construction	1,753	0.7%	964	0.5%	1,062	0.9%	1,916	0.9%	735	0.4%
Multi-family	14,506	5.5%	15,495	8.4%	4,504	2.5%	6,689	3.5%	7,303	3.8%
Nonresidential and other					12,211	6.6%	10,943	5.7%	11,460	6.1%
Land	2,821	1.1%	1,259	0.7%	--	--	--	--	--	--
Farm	1,843	0.7%	--	--	--	--	--	--	--	--
Nonresidential real estate	22,092	8.3%	9,839	5.3%	--	--	--	--	--	--
Commercial and industrial	3,189	1.2%	--	--	--	--	--	--	--	--
Consumer:										
Consumer and other	6,537	2.5%	4,865	2.7%	4,824	2.6%	4,802	2.5%	4,497	2.4%
Loans on deposits	2,710	1.0%	2,281	1.3%	2,405	1.3%	2,754	1.4%	2,909	1.5%
Total loans	264,543	100%	183,789	100%	183,827	100%	192,922	100%	190,012	100%
Allowance for loan losses	(1,310)		(875)		(764)		(1,535)		(678)	
Undisbursed construction loans	(833)		(544)		(353)		(631)		(404)	
Deferred loan origination costs (fees)	91		103		86		(138)		1	
Loans receivable, net	$262,491		$182,473		$182,796		$190,618		$188,931	

The following table sets forth certain information at June 30, 2013 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

(In thousands)	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans
One year or less	$ 90,817	$ 1,592	$ 8,963	$101,372
More than one year to five years	87,369	797	284	88,450
More than five years	73,921	800	--	74,721
Total	$252,107	$ 3,189	$ 9,247	$264,543

As of June 30, 2013, there were $86.0 million fixed-rate and $166.1 million adjustable-rate real estate loans maturing in more than a year, while there were $949,000 fixed-rate and $700,000 adjustable-rate commercial loans maturing in more than a year.

The following table shows loan origination activity during the periods indicated.

	Year Ended June 30,		
(In thousands)	**2013**	**2012**	**2011**
Net loans at beginning of year	$ 182,473	$ 182,796	$ 190,618
Loans acquired in CKF Bancorp transaction	94,086	--	--
Loans originated:			
Real estate loans:			
Residential one- to four-family	18,089	22,643	29,996
Construction	1,702	286	1,324
Multi-family	747	9,598	2,264
Land	118	--	--
Farm	13	--	--
Nonresidential real estate	3,316	355	2,065
Commercial and industrial	1,060	--	--
Consumer loans	3,914	1,003	4,349
Total loans originated	28,959	33,885	39,998
Deduct:			
Real estate loan principal repayments and other	(42,215)	(33,984)	(43,935)
Decrease (increase) in allowance	(435)	(111)	771
Transfer to real estate acquired through foreclosure	(367)	(96)	(4,648)
Other	(10)	(17)	(8)
Net loan activity	80,018	(323)	(7,822)
Net loans at end of period	$ 262,491	$ 182,473	$ 182,796

Allowance for Loan Losses and Asset Quality. The allowance for loan losses is a valuation allowance for the probable incurred losses in the loan portfolio. We evaluate the allowance for loan losses no less than quarterly. When additional allowances are needed a provision for losses on loans is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Banks' boards of directors. The Company's board of directors oversees the overall allowance level for the Company and may propose increases or decreases for allowance levels at the banks.

The allowance for loan losses is established to recognize the probable incurred losses associated with lending activities. Loss and risk factors are based on our historical loss experience and industry averages and are adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience, duration of the current business cycle and bank regulatory examination results.

At June 30, 2013, the allowance for loan losses was $1.3 million, or 0.50% of total loans, compared to $875,000, or 0.48% of total loans at June 30, 2012. The allowance at June 30, 2013 included $14,000 designated as specific reserves compared to $97,000 designated as specific reserves at June 30, 2012. Such reserves are calculated when a non-homogenous loan is considered impaired. An impaired loan is one in which it is likely that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Most of the Company's loans are collateral-based, and in case of impairment, the loans are carried at the lower of cost or fair value less disposal costs.

Nonperforming loans, which consist of all loans 90 days or more past due and nonaccrual loans, totaled $8.0 million at June 30, 2013 and $1.8 million at June 30, 2012, an increase of $6.2 million. The increase was attributed primarily to the acquisition of CKF Bancorp on December 31, 2012, in which we acquired loans that were deemed to be credit-impaired. We recorded those loans at their estimated fair value, which considered credit losses. The allowance for loan losses totaled 16.4% and 48.8% of nonperforming loans at June 30, 2013 and 2012, respectively. In determining the allowance for loan losses at any point in time, management and the boards of directors of the subsidiary Banks apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent multi-family and nonresidential loans are evaluated individually for potential impairment. Second, the allowance for loan losses is evaluated using historic loss experience adjusted for significant factors by applying these loss percentages to the loan types to be evaluated collectively in the portfolio. To the best of management's knowledge, all known and probable incurred losses that can be reasonably estimated have been recorded at June 30, 2013. Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations.

Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because further events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Year Ended June 30,				
	2013	2012	2010	2010	2009
	(Dollars in thousands)				
Allowance at beginning of period	$ 875	$ 764	$ 1,535	$678	$666
Provision for loan losses	662	139	668	1,044	46
Charge-offs:					
Real estate loans	(229)	(28)	(1,439)	(187)	(34)
Consumer loans	--	--	--	--	--
Total charge-offs	(229)	(28)	(1,439)	(187)	(34)
Recoveries:					
Real estate loans	--	--	--	--	--
Consumer and other loans	2	--	--	--	--
Total recoveries	2	--	--	--	--
Net charge-offs	($227)	($28)	($1,439)	($187)	($34)
Allowance at end of period	$1,310	$ 875	$764	$1,535	$678
Allowance to nonperforming loans	16.4%	48.8%	87.21%	19.72%	17.51%
Allowance to total loans outstanding at end of period	0.50%	0.48%	0.42%	0.80%	0.36%
Net charge-offs to average loans outstanding during the period	0.10%	0.02%	0.76%	0.10%	0.02%

The following table sets forth the breakdown of the allowance for loan losses by loan category, which management believes can be allocated on an approximate basis, at the dates indicated.

	At June 30,														
	2013			2012			2011			2010			2009		
	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans
	(Dollars in thousands)														
Loans category:															
Residential one- to four-family	$874	66.7%	79.0%	$565	64.6%	81.1%	$494	64.7%	86.4%	$ 1,200	78.2%	86.0%	$ 542	80.0%	85.8%
Construction	8	0.6	0.7	3	0.3	0.5	3	0.4	0.6	6	0.4	0.9	2	0.3	0.4
Multi-family	63	4.8	5.5	49	5.6	8.4	13	1.7	2.5	277	18.1	3.5	81	11.9	3.8
Land	12	0.9	1.1	--	--	--	--	--	--	--	--	--	--	--	--
Farm	6	0.5	0.7	--	--	--	--	--	--	--	--	--	--	--	--
Nonresidential real estate	94	7.2	8.3	35	4.0	6.0	34	4.4	6.6	36	2.3	5.7	38	5.6	6.1
Commercial and industrial	13	1.0	1.2	--	--	--	--	--	--	--	--	--	--	--	--
Consumer and other	28	2.1	2.5	16	1.8	2.7	13	1.7	2.6	16	1.0	2.5	15	2.2	2.4
Loans on deposits	12	0.9	1.0	7	0.8	1.3	7	0.9	1.3	--	--	1.4	--	--	1.5
Unallocated	200	15.3	--	200	22.9	--	200	26.2	--	--	--	--	--	--	--
Total allowance for loan losses	$1,310	100%	100%	$875	100%	100%	$764	100.0%	100.0%	$1,535	100.0%	100.0%	$678	100.0%	100.0%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan may be placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and interest income is thereafter recognized on a cash basis. Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan. In situations where management believes collection of interest due is likely even if the loan is more than 90 days delinquent, then management may decide not to place the loan on non-accrual status.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at fair market value less estimated selling costs at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property are charged against income.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and deposit loans to be homogeneous and collectively evaluate them for impairment. Other loans are evaluated for impairment on an individual basis. At June 30, 2013, three loans were considered impaired with valuations.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any non-performing troubled debt restructurings at any of the dates presented.

	Year Ended June 30,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate loans	$ 3,688	$ 1,593	$ 876	$ 7,671	$ 435
Commercial loans	40	--	--	--	--
Consumer loans	74	--	--	--	--
Total	3,802	1,593	876	7,671	435
Accruing loans past due 90 days or more:					
Real estate loans	1,947	201	--	112	3,437
Commercial loans	--	--	--	--	--
Consumer loans	27	--	--	--	--
Total of accruing loans past due 90 days or more	1,974	201	--	112	3,437
Restructured loans not performing as agreed	2,211	--	--	--	--
Total nonperforming loans	7,987	1,794	876	7,783	3,872
Real estate acquired through foreclosure	1,163	2,445	4,304	748	109
Total nonperforming assets	$ 9,150	$ 4,239	$ 5,180	$ 8,531	$ 3,981
Total nonperforming loans to total loans	3.04%	0.98%	0.48%	4.05%	2.05%
Total nonperforming loans to total assets	2.47%	1.10%	0.39%	3.29%	1.61%
Total nonperforming assets to total assets	2.82%	1.90%	2.29%	3.60%	1.65%

Interest income that would have been recorded for the years ended June 30, 2013 and 2012, had nonaccrual loans been current according to their original terms amounted to $274,000, and $148,000, respectively. Income related to nonaccrual loans included in interest income for the years ended June 30, 2013 and 2012 amounted to $123,000, and $72,000, respectively.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. Special mention assets totaled $5.0 million and $331,000 at June 30, 2013 and 2012, respectively.

The following table shows the aggregate amounts of our assets classified for regulatory purposes at the dates indicated.

	At June 30,		
	2013	**2012**	**2011**
		(In thousands)	
Substandard assets	$16,315	$8,305	$6,484
Doubtful assets	--	--	--
Loss assets	--	--	--
Total classified assets	$16,315	$8,305	$6,484

Substandard assets at June 30, 2013, consisted of 143 loans totaling $15.1 million and 24 parcels of real estate owned with an aggregate carrying value of $1.2 million. Substandard assets increased $8.0 million or 96.4% from year to year, primarily due to the CKF Bancorp acquisition. At June 30, 2013, 7.1% of the Company's substandard assets were represented by real estate acquired through foreclosure compared to 29.4% at June 30, 2012. During the fiscal years ended June 30, 2013 and 2012, the Company made loans to facilitate the purchase of its other real estate owned by qualified borrowers. The Company sold property with carrying values of $3.0 million and $1.55 million for $3.1 million and $2.2 million during the fiscal years ended June 30, 2013 and 2012, respectively. Such loans are considered loans to facilitate an exchange and, as such, the Company defers recognition of the gain until the proper time in the future. Loans to facilitate the sale of other real estate owned were included in substandard loans and totaled $2.5 million and $1.5 million at June 30, 2013, and 2012, respectively.

The table below summarizes other real estate owned at June 30, 2013:

(Dollars in thousands)	**Number of properties**	**Net carrying value**
Single family	18	$946
Two- to four-family, non-owner occupied	2	167
Building lots	4	50
Total	24	$1,163

The table below summarizes substandard loans at June 30, 2013:

(Dollars in thousands)	Number of properties	Net carrying value
Single family, owner occupied	69	$5,404
Single family, duplex	1	37
Single family, non-owner occupied	37	2,477
Two- to four-family, non-owner occupied	9	1,915
Multi-family	1	1,550
Nonresidential real estate	9	2,846
Commercial and industrial	4	118
Land	6	771
Consumer	7	35
Total	143	$15,152

Other than disclosed above, there are no other loans at June 30, 2013 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At June 30,			
	2013		2012	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)			
Real estate loans	$ 2,940	$ 2,479	$ 3,096	$ 1,236
Consumer loans	--	--	--	--
Total	$ 2,940	$ 2,479	$ 3,096	$ 1,236

Securities. Our securities portfolio consists primarily of mortgage-backed securities with maturities of 30 years or less. Investment and mortgage-backed securities totaled $12.4 million at June 30, 2013, an increase of $7.5 million, or 153.1%, compared to the $4.9 million total at June 30, 2012. The increase in these securities resulted from the CKF Bancorp acquisition. All of our mortgage-backed securities were issued by Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the carrying values and fair values of our securities portfolio at the dates indicated.

	At June 30,					
	2013		2012		2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Available-for-sale securities:						
Agency mortgage-backed: residential..........	$ 162	$ 166	$ 185	$ 189	$ 199	$ 203
FHLMC stock.....................................	8	39	--	--	--	--
	$ 170	$ 205	$ 185	$ 189	$ 199	$ 203
Held-to-maturity securities						
Agency mortgage-backed: residential......	$ 5,341	$ 5,502	$ 4,756	$ 5,144	$ 6,810	$ 7,257
Agency bonds....................................	6,891	6,852	--	--	--	--
	$ 12,232	$ 12,354	$ 4,756	$ 5,144	$ 6,810	$ 7,257

At June 30, 2013 and 2012, we did not own any securities that had an aggregate book value in excess of 10% of our equity at that date.

The following table sets forth the maturities and weighted average yields of debt securities at June 30, 2013. At June 30, 2013, we had no U.S. Government agency securities with adjustable rates.

	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		More Than Ten Years		Total Investment Portfolio		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)										
Available for sale securities:											
Mortgage-backed securities..........	$ 7	2.05%	$ 28	2.05%	$ 39	2.05%	$ 88	2.05%	$ 162	$ 166	2.05%
Held to maturity securities:											
Mortgage-backed securities..........	$ 508	4.13%	$ 2,256	4.13%	$ 1,022	4.09%	$ 1,555	4.10%	$ 5,341	$ 5,502	4.11%
Agency bonds........................	1,535		5,356		--		--		6,891	6,852	3.18%
	2,043		7,612		1,022		1,555		12,232	12,354	
	$ 2,050		$ 7,640		$ 1,061		$ 1,643		$12,394	$12,520	

Other Assets. Other assets at June 30, 2013, include goodwill of $14.5 million, which was a result of the Company's acquisition of Frankfort First, and bank owned life insurance policies with a carrying value of $2.8 million and $2.7 million at June 30, 2013 and 2012, respectively, of which First Federal of Frankfort is the owner and beneficiary. Both subsidiary Banks are members and stockholders of the Federal Home Loan Bank of Cincinnati ("FHLB"). FHLB stock, at cost, totaled $7.7 million and $5.6 million at June 30, 2013 and 2012, respectively.

Deposits. Our primary source of funds is retail deposit accounts held primarily by individuals within our market areas. Deposits totaled $231.0 million at June 30, 2013, an increase of $96.4 million or 71.7%, compared to the $134.6 million total at June 30, 2012. The increase in deposits occurred primarily as a result the acquisition of CKF Bancorp.

The following table sets forth the balances of our deposit products at the dates indicated.

	At June 30,		
	2013	2012	2011
	(In thousands)		
Certificate of deposit accounts	$ 154,934	$ 83,483	$ 93,036
Demand, transaction and passbook savings accounts	76,047	51,069	46,904
Total	$ 230,981	$ 134,552	$ 139,940

The following table indicates the amount of certificate of deposit accounts with balances equal to or greater than $100,000, by time remaining until maturity at June 30, 2013. The Federal Deposit Insurance Corporation ("FDIC") currently insures deposits up to $250,000 in most cases, making certificate of deposit accounts with balances equal to or greater than $100,000 less volatile as before the limit was raised.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$ 8,468
Over three months through six months	10,492
Over six months through twelve months	17,143
Over twelve months	26,458
Total	$ 62,561

The following table sets forth our certificate of deposit accounts classified by rates at the dates indicated.

	At June 30,		
	2013	2012	2011
	(In thousands)		
Rate			
0.01 - 0.99%	$ 87,108	$ 38,230	$ 7,472
1.00 - 1.99	43,399	34,801	56,141
2.00 - 2.99	14,407	8,646	18,533
3.00 - 3.99	8,148	428	2,669
4.00 - 4.99	1,811	1,290	7,272
5.00 - 5.99	60	88	949
Total	$ 154,934	$ 83,483	$ 93,036

The following table sets forth the amount and maturities of certificate accounts at June 30, 2013.

	Amount Due					
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
0.01 –0.99%	$ 71,600	$ 13,111	$ 2,216	$ 182	$ 87,108	56.2%
1.00 – 1.99	16,461	14,017	5,978	6,943	43,399	28.0
2.00 – 2.99	2,767	2,362	6,382	2,896	14,407	9.3
3.00 – 3.99	1,888	5,116	1,144	--	8,148	5.2
4.00 – 4.99	1,796	5	10	--	1,811	1.2
5.00 – 5.99	60	--	--	--	60	0.1
Total	$ 94,572	$ 34,611	$ 15,730	$ 10,021	$154,934	100.0%

The following table sets forth the average balances and rates paid on deposits.

	Year Ended June 30,					
	2013		2012		2011	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Noninterest-bearing demand	$ 1,708	0.00%	$ 1,219	0.00%	$ 994	0.00%
Interest-bearing demand	24,402	0.20%	12,538	0.24%	14 442	0.10%
Passbook savings accounts	37,579	0.57%	36,092	0.78%	30,941	1.07%
Certificates of deposit	119,595	0.83%	88,159	1.43%	98,574	2.17%

The following table sets forth the deposit activities for the periods indicated.

	Year Ended June 30,		
	2013	2012	2011
	(In thousands)		
Beginning balance	$ 134,552	$ 139,940	$ 144,969
Deposits acquired from CKF Bancorp	101,477	--	--
Increase (decrease) before interest credited	(6,303)	(6,955)	(7,515)
Interest credited	1,255	1,567	2,486
Net increase (decrease) in deposits	96,429	(5,388)	(5,029)
Ending balance	$230,981	$134,552	$139,940

Borrowings. Advances from the Federal Home Loan Bank of Cincinnati amounted to $24.3 million and $27.1 million at June 30, 2013 and 2012, respectively.

The following table presents certain information regarding our Federal Home Loan Bank of Cincinnati advances during the periods and at the dates indicated.

	Year Ended June 30,		
	2013	2012	2011
	(Dollars in thousands)		
Balance outstanding at end of period	$24,310	$27,065	$25,261
Maximum amount of advances outstanding at any month end during the period	$43,808	$39,016	$38,503
Average advances outstanding during the period	$30,050	$27,928	$29,524
Weighted average interest rate during the period	1.43%	2.19%	2.35%
Weighted average interest rate at end of period	2.17%	2.27%	2.50%

Shareholders' Equity. Shareholders' equity totaled $66.6 million at June 30, 2013, a $7.8 million or 13.2%, increase compared to June 30, 2012. The increase resulted primarily from the acquisition of CKF Bancorp, which added $6.0 million to equity. Earnings exceeding dividends paid in the year contributed $1.6 million of the increase for the fiscal year.

The Banks are required to maintain minimum regulatory capital pursuant to federal regulations. At June 30, 2013, both First Federal of Hazard's and First Federal of Frankfort's regulatory capital substantially exceeded all minimum regulatory capital requirements. Management is not aware of any recent event that would cause this classification to change.

Results of Operations for the Years Ended June 30, 2013 and 2012

General. Net earnings totaled $2.9 million for the fiscal year ended June 30, 2013, an increase of $1.2 million, or 70.0%, from the net earnings recorded for the fiscal year ended June 30, 2012. The increase in earnings year over year was due primarily to higher net interest income as well as bargain purchase gain attributed to the acquisition of CKF Bancorp. Net interest income before loss provision increased $2.3 million or 28.8% to $10.3 million for the year just ended compared to $8.0 million for the prior year, while provision for loan losses increased $523,000 to $662,000 for the year ended June 30, 2013. Noninterest expenses increased $1.5 million or 27.4% to $6.9 million for the year just ended compared to the prior year period.

Interest Income. Total interest income for the fiscal year ended June 30, 2013 was $12.0 million, an increase of $1.8 million, or 17.7%, compared to the fiscal year ended June 30, 2012. The increase in interest income was due primarily to an increase in interest income on loans, which increased by $1.8 million, or 18.6% to $11.5 million for the fiscal year ended June 30, 2013, compared to fiscal 2012. Also contributing to the increase in interest income was an increase in income from interest-bearing deposits and other, which includes income from interest-bearing deposits in other financial institutions and FHLB stock. Compared to fiscal 2012, interest-bearing deposits and other earned $290,000, an increase of $55,000 or 23.4%, compared to fiscal 2012.

Interest income from loans increased chiefly due to an increase in the average balance outstanding in the loan portfolio, as the average rate earned on the loan portfolio decreased year to year. The average balance of loans outstanding increased $40.6 million or 22.0% from $184.5 million for the 2012 fiscal year to $225.2 million for the 2013 fiscal year. The average rate earned on loans decreased by 15 basis points from 5.24% for the 2012 year to 5.09% for the year just ended. The decrease in the average rate earned on loans for fiscal 2013 occurred primarily as a result of borrowers refinancing to lower rates and to a lesser degree by loans repricing as scheduled. Many loans are at their rate floors, which kept them from repricing during the past year. The increase in income from interest-bearing deposits and other was attributable primarily to a $4.9 million, or 46.6%, increase in the average balance of assets outstanding, which was linked to the acquisition of CKF Bancorp. Included in this category is FHLB stock and CKF Bancorp had $2.1 million of FHLB stock at the acquisition date. The average rate earned on interest-bearing deposits and other decreased 35 basis points from 2.23% for the prior year to 1.88% for the year just ended.

Interest Expense. Interest expense totaled $1.7 million for the fiscal year ended June 30, 2013, a decrease of $493,000, or 22.6%, from fiscal 2012. The decrease in interest expense resulted primarily from lower costs of deposits, while lower interest expense was also experienced from borrowings. Interest expense on deposits decreased $312,000 or 19.9% to $1.3 million for the 2013 fiscal year, while the cost of borrowings decreased $181,000 or 29.6% to $431,000 for the 2013 fiscal year. Decreased costs on deposits and borrowings were attributable primarily to a decrease in rates paid on those deposits and borrowings during the year. The average rate paid on deposits decreased 46 basis points to 0.69% for the year just ended, while the average deposits outstanding increased $44.8 million or 32.7% from year to year. Average borrowings increased by $2.1 million to $30.1 million for the year ended June 30, 2013, while the average rate paid on borrowings decreased 76 basis points to 1.43% for fiscal 2013.

Net Interest Income. As a result of the aforementioned changes in interest income and interest expense, net interest income before provision for loan losses increased $2.3 million or 28.8% to $10.3 million for the 2013 year. As indicated on the following table, our net interest margin increased from 3.93% for the 2012 fiscal year to 4.09% for the year just ended, primarily as a result of interest-bearing liabilities repricing to lower interest rates at a faster pace than our interest-earning assets repriced to lower interest rates. We likely cannot sustain the pace at which the rates for interest-bearing liabilities has declined, because as those liabilities reprice ever closer to nil, they will likely level off at the lowest levels. Also in the current historically-low interest rate environment, we might be forced to meet competing lenders' low rates in order to retain our loan portfolio.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. We did not hold any non-taxable securities during any of the periods presented in the table.

	2013			2012			2011		
(Dollars in thousands)	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost
Interest-earning assets:									
Loans	$225,153	$11,466	5.09%	$184,532	$9,664	5.24%	$188,237	$10,146	5.39%
Mortgage-backed securities	6,510	185	2.84	6,036	256	4.24	8,341	355	4.26
Other securities	3,795	17	0.45	2,047	1	0.05	974	2	0.21
Other interest-earning assets	15,458	290	1.88	10,546	235	2.23	12,359	246	1.99
Total interest-earning assets	250,916	11,958	4.77	203,161	10,156	5.00	209,911	10,749	5.12
Noninterest-earning assets	27,007			24,199			23,617		
Total assets	$277,923			$227,360			$233,528		
Interest-bearing liabilities:									
Demand deposits	$24,402	$ 49	0.20%	$12,538	$ 30	0.24%	$14,442	$ 14	0.10%
Savings	37,579	213	0.57	36,092	281	0.78	30,941	330	1.07
Certificates of deposit	119,595	993	0.83	88,159	1,256	1.43	98,574	2,142	2.17
Total deposits	181,576	1,255	0.69	136,789	1,567	1.15	143,957	2,486	1.73
Borrowings	30,050	431	1.43	27,928	612	2.19	29,524	695	2.35
Total interest-bearing liabilities	211,626	1,686	0.80	164,717	2,179	1.32	173,481	3,181	1.83
Noninterest-bearing demand deposits	2,579			1,219			994		
Noninterest-bearing liabilities	1,708			2,516			1,227		
Total liabilities	215,913			168,452			175,702		
Shareholders' equity	62,010			58,908			57,826		
Total liabilities and shareholders' Equity	$277,923			$227,360			$233,528		
Net interest income/average yield		$ 10,272	3.97%		$ 7,977	3.68%		$ 7,568	3.29%
Net interest margin			4.09%			3.93%			3.61%
Average interest-earning assets to Average interest-bearing liabilities			118.57%			123.34%			121.0%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior year volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior year rate). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. The total column represents the sum of the prior columns.

	Twelve months ended June 30, 2013 to June 30, 2012 Increase (Decrease) Due to Changes In			Twelve months ended June 30, 2013 to June 30, 2012 Increase (Decrease) Due to Changes In		
(in thousands)	**Volume**	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Interest-earning assets:						
Loans receivable	$ 2,059	$ (257)	$ 1,082	$ (197)	$ (285)	$ (482)
Mortgage-backed securities	22	(93)	(71)	(98)	(1)	(99)
Investment securities	2	14	16	--	--	--
Other interest-earning assets	83	(28	55	(60)	49	(11)
Total interest-earning assets	2,166	(364)	1,802	(355)	(237)	(592)
Interest-bearing liabilities:						
Demand deposits	23	(4)	19	(2)	18	16
Savings	12	(80)	(68)	79	(128)	(49)
Certificates of deposit	1,538	(1,801)	(263)	(208)	(677)	(885)
Borrowings	51	(232)	(181)	(36)	(47)	(83)
Total interest-bearing liabilities	1,624	(2,117)	(493)	(167)	(834)	(1,001)
Increase (decrease) in net interest income	$ 542	$ 1,753	$ 2,295	$ (188)	$ 597	$ 409

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by the Banks, the status of past due principal and interest payments and other factors related to the collectibility of the loan portfolio. Based upon an analysis of these factors, management recorded a provision of $662,000 for losses on loans for the fiscal year ended June 30, 2013, an increase of $523,000 compared to a provision of $139,000 for fiscal 2012. Management believes all nonperforming loans are adequately collateralized or have been written down to their realizable value; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future. See discussion about **Allowance Loan Losses and Asset Quality.**

Non-interest Income. Other non-interest income increased $1.4million to $1.5 million for the fiscal year ended June 30, 2013, due primarily to a $958,000 bargain purchase gain recognized on the acquisition of CKF Bancorp. See discussion in consolidated financial statements **Note L – Business Combination**. In addition to the bargain purchase gain, we posted increases in gain on sale of loans and gain on sale of other real estate, while impairment charges on other real estate were lower year over year. During fiscal 2013 we were able to sell more long-term, fixed rate loans into the secondary market than during the prior year, because of the market demand. Gain on sales of loans totaled $200,000 for fiscal 2013 compared to $23,000 for fiscal 2012, an increase of $177,000. Net gain on sale of real estate totaled $82,000 for the recent fiscal year compared to $1,000 for the prior year. Impairment charges on other real estate declined from $67,000 for the 2012 fiscal year to $25,000 for the year just ended.

Non-interest Expense. Non-interest expense increased $1.5 million or 27.4% to $6.9 million for the fiscal year ended June 30, 2013 compared to fiscal 2012. The increase in non-interest expense is primarily attributed to the acquisition of CKF Bancorp with increases occurring in employee compensation and benefits, data processing and other expenses comprising the largest items. Employee compensation and benefits, which increased $1.1 million or 32.5% from the 2012 fiscal year, totaled $4.3 million for the year just ended. Data processing expense increased $138,000 or 57.3%, to $379,000 for the year ended June 30, 2013, compared to fiscal 2012, while other non-interest expense increased $278,000 or 58.6% to $752,000 for the year ended June 30, 2013. Legal fees, which totaled $199,000 for the 2013 year decreased $166,000 or 45.5% compared to the 2012, because much of the Company's acquisition and merger legal costs were included in the 2012 fiscal year. Such expenses can no longer be included in the total acquisition costs, but rather must be expensed in the period the expenses are incurred.

Federal Income Taxes. The provision for federal income tax increased $468,000 or 55.7% from $840,000 for the fiscal year ended June 30, 2012 to $1.3 million for the fiscal year ended June 30, 2013, primarily due to increase in the level of income. Effective income tax rates for the years ended June 30, 2013 and 2012, were 31.0% and 32.9%, respectively.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of cash and deposits at other banks, deposit inflows, loan repayments and maturities, calls and sales of investment and mortgage-backed securities and advances from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We periodically assess our available liquidity and projected upcoming liquidity demands. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits, federal funds and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash, federal funds sold and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At June 30, 2013 and June 30, 2012, cash and cash equivalents totaled $16.5 million and $5.7 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $205,000 and $189,000 at June 30, 2013 and 2012, respectively. At June 30, 2013, we had the ability to borrow a total $110.9 million from the FHLB, of which $24.3 million was outstanding. In addition, we have the ability to borrow from the Federal Reserve Bank Discount Window. At June 30, 2013, we had pledged collateral which would enable us to borrow up to $4.2 million.

We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material protracted decrease in liquidity. We expect that all of our liquidity needs, including the contractual commitments set forth in the table below can be met by our currently available liquid assets and cash flows. In the event any unforeseen demand or commitments were to occur, we would access our borrowing capacity with the FHLB. We expect that our currently available liquid assets and our ability to borrow from the FHLB would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity.

Our primary investing activities are the origination of loans and the purchase of investment securities. In fiscal 2013 and 2012, we originated $29.0 million and $33.9 million of loans, respectively. During fiscal 2013, these activities were funded primarily by proceeds from principal repayments on loans of $42.2 million. During fiscal 2012, these activities were funded primarily by proceeds from the principal repayments on loans of $34.0 million.

Financing activities consist primarily of activity in deposit accounts and in FHLB advances, although our acquisition of CKF Bancorp during fiscal 2013 resulted in non-routine financing this year. Because of the acquisition, total deposits increased $96.4 million for the year ended June 30, 2013, compared to a net decrease of $5.4 million for the year ended June 30, 2012. We utilized FHLB advances to fund the cash portion of the acquisition consideration and then paid down a large portion of those borrowings. As a result, our FHLB advances decreased $2.8 million from June 30, 2012 to June 30, 2013. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships.

Commitments and Contractual Obligations

At June 30, 2013, we had $1.3 million in mortgage commitments. Certificates of deposit due within one year of June 30, 2013 totaled $94.6 million, or 61.0% of total deposits. If these deposits do not remain with us, we might be required to seek other sources of funds, including FHLB advances or other certificates of deposit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2014. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

For the year ended June 30, 2013, other than loan commitments, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Dividend Policy

In fiscal 2013, the Company's net income exceeded its aggregate dividend of $1.3 million by $1.6 million. In fiscal 2012, the Company's net income exceeded its aggregate dividend of $1.6 million by $111,000. Approximately 55.4% of the shares of Kentucky First Federal are held by First Federal MHC, a mutual holding company created in 2005. Since the Company's inception, First Federal Mutual Holding Company applied to the Office of Thrift Supervision for, and was granted, permission to waive its right to dividends paid by Kentucky First Federal. While the Office of Thrift Supervision was eliminated on July 21, 2011 by the Dodd Frank Wall Street Reform and Consumer Protection Act, a provision in the act allows mutual holding companies, who have waived their dividends prior to December 1, 2009, to continue to waive these dividends without objection by the Federal Reserve. This waiver action is conditioned on providing appropriate notice and absent the Federal Reserve's determination that the waiver would be detrimental to the safe and sound operations of the banks. An interim final rule issued by the Federal Reserve raises some question whether we will continue to be allowed to waive these dividends without detriment to the Company as a whole. The Federal Reserve did not object to dividend waivers in August 2011, November 2011 or February 2012. However, they refused to allow the waiver for the May 2012 dividend. As a result, the dividend was paid to the MHC as well as to public shareholders. In an effort to comply with Regulation MM and to be able to continue to waive the dividend, First Federal MHC put the issue to a vote of the members and on August 23, 2012, and again on July 9, 2013. Members of First Federal MHC voted in favor of the dividend waiver on both occasions. As a result, First Federal MHC will be permitted to waive the receipt of dividends for quarterly dividends up to $0.10 per common share through the third quarter of 2014. Management believes that the Company has sufficient capital to continue the current dividend policy without affecting the well-capitalized status of either subsidiary bank. Indeed, the banks still far exceed all regulatory required capital levels. Therefore, we expect to continue to seek approval from the Federal Reserve to allow First Federal MHC to waive its right to dividends.. If management should anticipate a long-term trend in which dividends consistently exceed net income (either due to regulatory mandate or a drop in income levels), the dividend policy would be reconsidered. Management cautions that comparison between the Company's published earnings per share and the Company's published dividends per share does not lead to an accurate portrayal of the relationship between net income and dividends paid.

Impact of Inflation and Changing Prices

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Kentucky First Federal Bancorp
Frankfort, Kentucky

We have audited the accompanying consolidated balance sheets of Kentucky First Federal Bancorp as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
September 30, 2013

KENTUCKY FIRST FEDERAL BANCORP
CONSOLIDATED BALANCE SHEETS
June 30, 2013 and 2012
(Dollar amounts in thousands, except per share data)

ASSETS	2013	2012
Cash and due from financial institutions	$ 4,537	$ 1,244
Interest-bearing demand deposits	12,003	4,491
Cash and cash equivalents	16,540	5,735
Interest-bearing deposits in other financial institutions	--	100
Securities available for sale	205	189
Securities held-to-maturity, at amortized cost- approximate fair value of $12,354 and $5,144 at June 30, 2013 and 2012, respectively	12,232	4,756
Loans held for sale	196	481
Loans, net of allowance of $1,310 and $875 at June 30, 2013 and 2012, respectively	262,491	182,473
Real estate owned, net	1,163	2,445
Premises and equipment, net	4,608	2,644
Federal Home Loan Bank stock, at cost	7,732	5,641
Accrued interest receivable	919	497
Bank-owned life insurance	2,787	2,697
Goodwill	14,507	14,507
Prepaid FDIC assessments	--	246
Prepaid federal income taxes	--	30
Prepaid expenses and other assets	682	508
Total assets	$324,062	$222,949

LIABILITIES AND SHAREHOLDERS' EQUITY	2013	2012
Deposits	$230,981	$134,552
Federal Home Loan Bank advances	24,310	27,065
Advances by borrowers for taxes and insurance	562	487
Accrued interest payable	36	64
Accrued federal income taxes	45	--
Deferred federal income taxes	241	774
Deferred revenue	641	648
Other liabilities	624	506
Total liabilities	257,440	164,096
Commitments and contingencies	-	-
Shareholders' equity		
Preferred stock, 500,000 shares authorized, $.01 par value; no shares issued and outstanding	-	-
Common stock, 20,000,000 shares authorized, $.01 par value; 8,596,064 shares issued	86	86
Additional paid-in capital	34,732	36,870
Retained earnings	33,604	31,971
Unearned employee stock ownership plan (ESOP)	(1,626)	(1,772)
Treasury shares at cost, 22,886 and 826,375 common shares at June 30, 2013 and 2012, respectively	(197)	(8,305)
Accumulated other comprehensive income	23	3
Total shareholders' equity	66,622	58,853
Total liabilities and shareholders' equity	$324,062	$222,949

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 2013 and 2012
(Dollar amounts in thousands, except per share data)

	2013	2012
Interest income		
Loans	$ 11,466	$ 9,664
Mortgage-backed securities	185	256
Other securities	17	1
Interest-bearing deposits and other	290	235
Total interest income	11,958	10,156
Interest expense		
Deposits	1,255	1,567
Borrowings	431	612
Total interest expense	1,686	2,179
Net interest income	10,272	7,977
Provision for loan losses	662	139
Net interest income after provision for loan losses	9,610	7,838
Non-interest income		
Gains on sales of loans	200	23
Earnings on bank-owned life insurance	90	90
Net gains on sales of real estate owned	82	1
Unrealized loss-other real estate	(25)	(67)
Bargain purchase gain	958	--
Other	220	93
Total non-interest income	1,525	140
Non-interest expense		
Salaries and employee benefits	4,289	3,238
Occupancy and equipment	410	355
Legal fees	199	365
Outside service fees	276	267
Data processing	379	241
Audit and accounting	147	84
Federal deposit insurance	201	144
Franchise and other taxes	225	182
Amortization of intangible assets	--	87
Real estate owned expense, net	33	(14)
Other operating	752	474
Total non-interest expense	6,911	5,423
Income before income taxes	4,224	2,555
Federal income taxes		
Current	1,095	1,087
Deferred	213	(247)
Total federal income taxes	1,308	840
NET INCOME	**$ 2,916**	**$ 1,715**
EARNINGS PER SHARE		
Basic and diluted	**$ 0.37**	**$ 0.23**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended June 30, 2013 and 2012
(Dollar amounts in thousands)

	2013	2012
Net income	$ 2,916	$ 1,715
Other comprehensive income (loss), net of tax-related effects:		
Unrealized holding gains (losses) on securities available for sale during the year, net of tax (benefit) of $10 and $0 in 2013 and 2012, respectively	20	--
Comprehensive income	$ 2,936	$ 1,715

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended June 30, 2013 and 2012

(Dollar amounts in thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Unearned employee stock ownership plan (ESOP)	Treasury shares	Accumulated other comprehensive income	Total
Balance at July 1, 2011	$ 86	$ 36,907	$ 31,860	$ (1,989)	$ (8,170)	$ 3	$ 58,697
Net income	-	-	1,715	-	-	-	1,715
Allocation of ESOP shares	-	(37)	-	217	-	-	180
Acquisition of shares for Treasury	-	-	-	-	(135)	-	(135)
Cash dividends of $0.40 per common share	-	-	(1,604)	-	-	-	(1,604)
Balance at June 30, 2012	86	36,870	31,971	(1,772)	(8,305)	3	58,853
Net income	-	-	2,916	-	-	-	2,916
Allocation of ESOP shares	-	3	-	146	-	-	149
Acquisition of shares for Treasury	-	-	-	-	(61)	-	(61)
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	-	20	20
Acquisition of CKF Bancorp, net of fractional shares	-	(2,141)	-	-	8,169	-	6,028
Cash dividends of $0.40 per common share	-	-	(1,283)	-	-	-	(1,283)
Balance at June 30, 2013	$ 86	$34,732	$33,604	$(1,626)	$(197)	$ 23	$66,622

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2013 and 2012
(Dollar amounts in thousands)

	2013	**2012**
Cash flows from operating activities:		
Net income	$ 2,916	$ 1,715
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	231	189
Amortization of discounts and premiums on investment securities, net	139	--
Amortization of deferred loan origination (fees) costs	10	8
Amortization of premiums on FHLB advances	(84)	(12)
Amortization of premiums on deposits	(346)	--
Amortization of core deposit intangibles	--	87
Net gain on sale of loans	(200)	(23)
Write down of real estate owned	25	--
Net loss (gain) on real estate owned	--	67
Net gain on sale of equipment	--	(3)
Deferred gain on sale of real estate acquired through foreclosure	(7)	(17)
ESOP compensation expense	146	180
Earnings on bank-owned life insurance	(90)	(90)
Provision for loan losses	662	139
Origination of loans held for sale	(4,126)	(875)
Proceeds from loans held for sale	4,611	417
Increase (decrease) in cash, due to changes in:		
Accrued interest receivable	13	41
Prepaid expenses and other assets	425	50
Accrued interest payable	(46)	(27)
Accounts payable and other liabilities	102	(148)
Federal income taxes		
Current	110	(8)
Deferred	237	(247)
Net cash provided by operating activities	4,728	1,443
Cash flows from investing activities:		
Acquisition of CKF Bancorp, net	(3,352)	--
Purchase of available-for-sale securities	--	(12,500)
Purchase of held-to-maturity securities	(14,000)	--
Investment securities maturities, prepayments and calls:		
Held to maturity	17,163	2,054
Available for sale	26	12,514
Loans originated for investment, net of principal collected	15,592	2,456
Proceeds from sale of real estate owned	504	177
Additions to premises and equipment, net	(76)	(163)
Net cash provided by investing activities	15,857	4,538
Cash flows from financing activities:		
Net change in deposits	(4,702)	(5,388)
Payments by borrowers for taxes and insurance, net	45	16
Proceeds from Federal Home Loan Bank advances	22,500	29,000
Repayments on Federal Home Loan Bank advances	(32,310)	(27,184)
Reissuance of treasury stock at less than cost	6,031	--
Treasury stock repurchases	(61)	(135)
Dividends paid on common stock	(1,283)	(1,604)
Net cash used in financing activities	(9,780)	(5,295)
Net increase (decrease) in cash and cash equivalents	10,805	686
Beginning cash and cash equivalents	5,735	5,049
Ending cash and cash equivalents	**$ 16,540**	**$ 5,735**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the years ended June 30, 2013 and 2012
(Dollar amounts in thousands)

	2013	2012
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Federal income taxes	$ 960	$ 1,090
Interest on deposits and borrowings	$ 2,144	$ 2,218
Supplemental disclosure of noncash investing activities:		
Transfers from loans to real estate acquired through foreclosure	$ 2,203	$ 96
Loans disbursed upon sales of real estate acquired through foreclosure	$ 2,563	$ 2,375

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kentucky First Federal Bancorp (the "Company") is a savings and loan holding company whose activities are primarily limited to holding the stock and managing the operations of First Federal Savings and Loan Association of Hazard, Kentucky ("First Federal of Hazard") and Frankfort First Bancorp, Inc., ("Frankfort First") the holding company for First Federal Savings Bank of Frankfort ("First Federal of Frankfort"). First Federal of Hazard and First Federal of Frankfort are collectively referred to herein as "the Banks." First Federal of Hazard is a community-oriented savings and loan association dedicated to serving consumers in Perry and surrounding counties in eastern Kentucky, while First Federal of Frankfort operates through six banking offices located in Frankfort, Danville and Lancaster, Kentucky. Both institutions engage primarily in the business of attracting deposits from the general public and applying those funds to the origination of loans for residential and consumer purposes. First Federal of Frankfort also originates, to a lesser extent, church loans, home equity and other loans. Other than a predominance of one- to four-family residential property, which is common in most thrifts, there are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the Banks' specific operating areas. The Banks' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation: The consolidated financial statements include the accounts of the Company, First Federal of Hazard, Frankfort First and First Federal of Frankfort. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. Use of Estimates: The consolidated financial information presented herein has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP.") To prepare financial statements in conformity with U.S. GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, goodwill, loan servicing rights, deferred tax assets, acquisition method accounting adjustments and fair values of financial instruments are particularly subject to change.

3. Securities: Debt securities are classified as held to maturity or available for sale. Securities classified as held to maturity are to be carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity, net of tax. Realized gains and losses on sales of securities are recognized using the specific identification method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Securities: (continued)

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

4. Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, adjusted for deferred loan origination fees, discounts on purchased loans, adjustments due to reduced collateral value on troubled loans and the allowance for loan losses. Interest income is accrued on the unpaid principal balance unless the collectibility of the loan is in doubt. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Interest income on one- to four-family residential loans is generally discontinued at the time a loan is 180 days delinquent and on other loans at the time a loan is 90 days delinquent. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically 90 days after the loan becomes delinquent.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

5. Loans held for sale and Mortgage Servicing Rights: Loans held for sale are carried at the lower of cost (less principal payments received) or fair value, calculated on an aggregate basis. At June 30, 2013 the Company had $196,000 in loans held for sale, while at June 30, 2012 the Company had $481,000 in loans held for sale.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Loans held for sale and Mortgage Servicing Rights: (continued)

In selling loans, the Company utilizes a program with the Federal Home Loan Bank, retaining servicing on loans sold. Mortgage servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. The Company recorded amortization related to mortgage servicing rights totaling $28,000 and $22,000 during the years ended June 30, 2013 and 2012, respectively. The carrying value of the Company's mortgage servicing rights, which approximated fair value, totaled approximately $105,000 and $101,000 at June 30, 2013 and 2012, respectively.

The Company was servicing mortgage loans of approximately $13.2 million and $12.6 million that had been sold to the Federal Home Loan Bank at June 30, 2013 and 2012, respectively. During the fiscal year ended June 30, 2013, we sold $4.1 million in loans under the FHLB program and the average balance of loans serviced was $12.7 million.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with other non-interest income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as other non-interest income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $35,000 and $34,000 for the years ended June 30, 2013 and 2012, respectively. Late fees and ancillary fees related to loan servicing are not material.

6. Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loss experience, the nature and volume of the portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers all loans and is based on historical loss experience adjusted for current factors. In consultation with regulators, the Company considers a time frame of two years when estimating the appropriate level of allowance for loan losses. This period may be shortened or extended based on anticipated trends in the bank or in the bank's markets. In the calculation of our general valuation allowance we consider the potential for outdated appraisal values to be of minimal risk and, therefore, do not attribute a specific factor to it.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Allowance for loan losses: (continued)

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent eight quarters. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment.

These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; economic trends and conditions; industry conditions; and effects of changes in credit concentrations. Our portfolio segments include residential real estate, nonresidential real estate and land, loans on deposits and consumer and other loans. Risk factors associated with our portfolio segments are as follows:

Residential Real Estate

Our primary lending activity is the origination of mortgage loans, which enable a borrower to purchase or refinance existing homes in the Banks' respective market areas. We further classify our residential real estate loans as one- to four-family (owner-occupied vs nonowner-occupied), multi-family or construction. We believe that our first mortgage position on loans secured by residential real estate presents lower risk than our other loans, with the exception of loans on deposits.

We offer a mix of adjustable-rate and fixed-rate mortgage loans with terms up to 30 years for owner-occupied properties. For these properties a borrower may be able to borrow up to 95% of the value with private mortgage insurance. Alternatively, the borrower may be able to borrow up to 90% of the value with a traditional first mortgage and a second mortgage (bearing a higher rate of interest) on the additional 10% of the value.

We offer loans on one- to four-family rental properties at a maximum of 80% loan-to-value ("LTV") ratio and we generally charge a slightly higher interest rate on such loans.

We also originate loans to individuals to finance the construction of residential dwellings for personal use or for use as rental property. We occasionally lend to builders for construction of speculative or custom residential properties for resale, but on a limited basis. Construction loans are generally less than one year in length, do not exceed 80% of the appraised value, and provide for the payment of interest only during the construction phase. Funds are disbursed as progress is made toward completion of the construction.

Multi-family and Nonresidential Loans

We offer mortgage loans secured by residential multi-family (five or more units), and nonresidential real estate. Nonresidential real estate loans are comprised generally of commercial office buildings, churches and properties used for other purposes. Generally, these loans are originated for 25 years or less and do not exceed 75% of the appraised value. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. These loans depend on the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment on such loans may be subject to a

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Allowance for loan losses: (continued)

greater extent to adverse conditions in the real estate market or economy than owner-occupied residential loans.

Consumer lending

Our consumer loans include home equity lines of credit, loans secured by savings deposits, automobile loans, and unsecured loans. Home equity loans are generally second mortgage loans subordinate only to first mortgages also held by the bank and do not exceed 80% of the estimated value of the property. We do offer home equity loans up to 90% of the estimated value to qualified borrowers and these loans carry a premium rate. Loans secured by savings are originated up to 90% of the depositor's savings account balance and bear interest at a rate higher than the rate paid on the deposit account. Because the deposit account must be pledged as collateral to secure the loan, the inherent risk of this type of loan is minimal. Loans secured by automobiles are made directly to consumers (there are no relationships with dealers) and are based on the value of the vehicle and the borrower's creditworthiness. Vehicle loans present a higher level of risk because of the natural decline in the value of the property as well as its mobility. Unsecured loans are based entirely on the borrower's creditworthiness and present the highest level of risk to the bank.

The Banks account for impaired loans by determining the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral, reduced by estimated selling costs.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Although most of our loans are secured by collateral, we rely heavily on the capacity of our borrowers to generate sufficient cash flow to service their debt. As a result, our loans do not become collateral-dependent until there is deterioration in the borrower's cash flow and financial condition, which makes it necessary for us to look to the collateral for our sole source of repayment. Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under the policy at that time.

We utilize updated independent appraisals to determine fair value for collateral-dependent loans, adjusted for estimated selling costs, in determining our specific reserve. In some situations management does not secure an updated independent appraisal. These situations may involve small loan amounts or loans that, in management's opinion, have an abnormally low loan-to-value ratio.

With respect to the Banks' investment in troubled debt restructurings, multi-family and nonresidential loans, and the evaluation of impairment thereof, such loans are nonhomogenous and, as such, may be deemed to be collateral-dependent when they become more than ninety days delinquent. We obtain updated independent appraisals in these situations or when we suspect that the previous appraisal may no longer be reflective of the property's current fair value. This process varies from loan to loan, borrower to borrower, and also varies based on the nature of the collateral.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

7. Federal Home Loan Bank Stock: The banks are members of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

8. Real Estate Owned: Real estate acquired through or instead of foreclosure is initially recorded at fair value less estimated selling expenses at the date of acquisition, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequently, the carrying value is adjusted through a valuation allowance and the amount is recorded through expense. Costs relating to holding real estate owned, net of rental income, are charged against earnings as incurred.

9. Premises and Equipment: Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The cost of premises and equipment includes expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment.

10. Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

A tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters as income tax expense.

Kentucky First Federal Bancorp and Frankfort First Bancorp, Inc., each are subject to state income taxes in the Commonwealth of Kentucky. Neither of the Banks are subject to state income tax in the Commonwealth. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2009.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Retirement and Employee Benefit Plans: The Banks each participate in the Pentegra Defined Benefit Plan for Financial Institutions ("The Pentegra DB Plan"), which is a tax-qualified, multi-employer defined benefit pension fund covering all employees who qualify as to length of service. The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers. Total contributions made to the Pentegra DB Plan, as reported on Form 5500, equal $196.5 million and $299.7 million for the plan years ended June 30, 2012 and 2011, respectively. Our contributions for fiscal 2013 and 2012 was not more than 5% of the total contributions made to the Pentegra DB Plan. Pension expense is the net contributions, which are based upon covered employees' ages and salaries and are dependent upon the ultimate prescribed benefits of the participants and the funded status of the plan. The Company recognized expense related to the plans totaling approximately $900,000 and $742,000 for the fiscal years ended June 30, 2013 and 2012. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. As of July 1, 2012, the most recent period for which information is available, First Federal of Hazard had a funded status of 100.66%, while First Federal of Frankfort had a funded status of 104.91%. There are no funding improvement plans or surcharges to participants.

The Company also maintains a nonqualified deferred compensation plan for the benefit of certain directors, which is closed to any future deferrals. The expense incurred for the deferred compensation was $9,000 and $17,000 for the fiscal years ended June 30, 2013 and 2012, respectively.

First Federal of Hazard has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. Annual contributions are made to the ESOP equal to the ESOP's debt service less dividends received by the ESOP on unallocated shares. Shares in the ESOP were acquired using funds provided by a loan from the Company and, accordingly, the cost of those shares is shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay loan principal and accrued interest. Compensation expense is recorded equal to the fair value of shares committed to be released during a given fiscal year. Allocation of shares to the ESOP participants is contingent upon the repayment of a loan to Kentucky First Federal Bancorp totaling $2.0 million and $2.1 million at June 30, 2013 and 2012, respectively. The Company recorded expense for the ESOP of approximately $139,000 and $180,000 for each of the years ended June 30, 2013 and 2012, respectively. Shares may be surrendered from the plan as employees leave employment. Total shares surrendered from the plan were 70,620 and 27,047 at June 30, 2013 and 2012, respectively. The amounts contributed to the ESOP were $280,000 and $324,000 for 2013 and 2012.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Retirement and Employee Benefit Plans: (continued)

	For the fiscal year ended June 30, 2013	2012
Allocated shares	97,352	122,249
Shares committed to be released	9,338	9,338
Unearned shares	159,663	178,339
Total ESOP shares	266,353	309,926
Fair value of unearned shares at end of period (dollars in thousands)	$ 1,287	$ 1,514

First Federal of Frankfort maintains a 401(k) plan for the benefit of all full-time employees. No employer contributions have been made to the 401(k) plan.

12. Share-Based Compensation Plans: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of the grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of the grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. In fiscal 2006, the Company initiated the 2005 Equity Incentive Plan ("EIP" or the "Plan") which provides for two share-based compensation plans, which are described below.

No compensation cost was charged against income for those share-based plans for the fiscal years ended June 30, 2013, or 2012 and, consequently, there was no income tax benefit recognized for either of the fiscal years then ended.

The EIP provides for grants of up to 421,216 stock options. It also provides that one-fifth of the options granted become vested and exercisable on the first five anniversaries of the date of grant. The contractual term of the options is ten years. All option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant.

At June 30, 2013, the only options outstanding are related to those granted in the fiscal year 2006.

A summary of the status of the Company's stock option plan as of June 30, 2013, and changes during the year then ended is presented below:

	Shares	Weighted-average exercise price	Aggregate Intrinsic Value ($000)
Outstanding at beginning of year	325,800	$10.10	
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding at end of year	325,800	$10.10	$ -
Options exercisable at end of year	325,800	$10.10	$ -

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Share-Based Compensation Plans: (continued)

As of June 30, 2013, there was no unrecognized compensation cost related to nonvested stock options granted under the Plan.

The EIP also provides for the purchase of 168,486 shares of common stock and the issuance of such shares in the form of restricted stock awards to members of the board of directors, management and certain employees. Common shares awarded under the restricted stock plan vest over a five year period, commencing with the date of the grant and are expensed based on their fair value at the grant date.

As of June 30, 2013, there were no grants, forfeitures or nonvested shares and no unrecognized compensation cost related to the restricted stock awards.

13. Earnings Per Share: Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued or released under the Company's share-based compensation plans. There is no adjustment to net earnings for the calculation of diluted earnings per share. The factors used in the basic and diluted earnings per share computations for the fiscal years ended June 30 follow:

(in thousands)	2013	2012
Net income allocated to common shareholders, basic and diluted	$ 2,916	$ 1,715

	2013	2012
Basic		
Weighted-average common shares outstanding	7,950,228	7,546,120
Diluted		
Weighted-average common shares outstanding (diluted)	7,950,228	7,546,120

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less average shares in the ESOP that are unallocated and not committed to be released. For fiscal years 2013 and 2012 all options were antidilutive, as the exercise price was greater than the average market price of the common stock.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities: Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The following table presents the fair value measurements of assets and liabilities measured at fair value on a recurring basis at June 30, 2013 and 2012. The securities represented are only those classified as available-for sale.

		Fair Value Measurements Using		
(in thousands)	Fair Value	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2013				
Agency mortgage-backed: residential	$ 166	$ --	$ 166	$ --
FHLMC stock	39	--	39	--
	$ 205	$ --	$ 205	$ --
2012				
Agency mortgage-backed: residential	$ 189	$ --	$ 189	$ --

There were no transfers between levels 1 and 2.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent independent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Independent appraisals for collateral-dependent loans are updated periodically (usually every 12-24 months depending on the size of the loan and the loan-to-value ratio).

Other Real Estate

Real estate properties classified as other real estate owned ("OREO") are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

The following table presents the fair value measurements of assets and liabilities measured at fair value on a nonrecurring basis at June 30, 2013 and 2012.

		Fair Value Measurements Using		
(in thousands)	Fair Value	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2013				
Impaired loans				
One- to four-family	$ 8,877	$ -	$ -	$ 8,877
Other real estate owned, net				
One- to four-family	633	-	-	633
Land	15	-	-	15
2012				
Impaired loans				
One- to four-family	$ 807	$ -	$ -	$ 807
Multi-family	631	-	-	631
Other real estate owned, net				
One- to four-family	648	-	-	648
Multi-family	233	-	-	233

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying value of $213,000, with a valuation allowance of $14,000 at June 30, 2013. At June 30, 2012, impaired loans had a principal balance of $1.5 million, with a valuation allowance of $97,000.

Other real estate owned measured at fair value less costs to sell, had a carrying amount of $648,000 and $881,000 at June 30, 2013 and 2012, respectively, after write-down of $13,000 and $58,000 for the years ended June 30, 2013 and 2012, respectively.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at June 30, 2013:

	Fair Value (in thousands)	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired Loans:				
Residential real estate				
1-4 family	$ 213	Sales comparison approach	Adjustments for differences between comparable sales	3.1% to 19.8% (4.3%)
Foreclosed and repossessed assets:				
1-4 family	$ 633	Sales comparison approach	Adjustments for differences between comparable sales	0.5% to 18.6% (8.6%)
Land	15	Sales comparison approach	Adjustments for differences between comparable sales	20.2% to 38.9% (20.8%)

The following disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value at June 30, 2013 and 2012:

Cash and cash equivalents: The carrying amounts presented in the consolidated balance sheets for cash and cash equivalents are deemed to approximate fair value.

Held-to-maturity securities: For held-to-maturity securities, fair value methods for securities were previously described.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

Loans held for sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value determined by FHLB pricing schedules.

Loans: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values.

Federal Home Loan Bank stock: It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Accrued interest receivable: The carrying amount is the estimated fair value.

Deposits: The fair value of NOW accounts, passbook accounts, and money market deposits are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities. The historical carrying amount of accrued interest payable on deposits is deemed to approximate fair value.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by borrowers for taxes and insurance and accrued interest payable: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at June 30, 2013 and 2012, was not material.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at June 30, 2013 and June 30, 2012 are as follows:

(in thousands)	Carrying Value	Fair Value Measurements at June 30, 2013 Using			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents	$ 16,540	$ 16,540			$ 16,540
Available-for-sale securities	205		$ 205		205
Held-to-maturity securities	12,232		12,354		12,354
Loans held for sale	196		196		196
Loans receivable - net	262,491			$ 266,354	266,354
Federal Home Loan Bank stock	7,732				n/a
Accrued interest receivable	919		919		919
Financial liabilities					
Deposits	$ 230,981	$ 75,982	$155,537		$ 231,519
Federal Home Loan Bank advances	24,310		26,019		26,019
Advances by borrowers for taxes and insurance	562			$ 562	562
Accrued interest payable	36		36		36

Loans receivable represents the Company's most significant financial asset, which is in Level 3 for fair value measurements. A third party provides financial modeling for the Company and results are based on assumptions and factors determined by management.

The carrying amounts and estimated fair values of financial instruments at June 30, 2012, are as follows:

(in thousands)	Carrying Value	Fair Value Measurements at June 30, 2012 Using			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents	$ 5,735	$ 5,735			$ 5,735
Interest-earning deposits	100	100			100
Available-for-sale securities	189		$ 189		189
Held-to-maturity securities	4,756		5,144		5,144
Loans held for sale	481		500		500
Loans receivable - net	182,473			$ 190,354	190,354
Federal Home Loan Bank stock	5,641				n/a
Accrued interest receivable	497		497		497
Financial liabilities					
Deposits	$ 134,552	$ 51,069	$ 83,906		$ 134,975
Federal Home Loan Bank advances	27,065		29,429		29,429
Advances by borrowers for taxes and insurance	487			$ 487	487
Accrued interest payable	64		64		64

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

15. Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

16. Goodwill: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected March 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

17. Cash Surrender Value of Life Insurance: First Federal of Frankfort has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

18. Treasury Stock: Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

19. Related Party Transactions: Loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) at June 30, 2013 and 2012 are summarized as follows:

(in thousands)	2013	2012
Outstanding principal, beginning of year	$ 797	$ 865
Changes in composition of related parties	339	--
Principal disbursed during the year	232	53
Principal repaid and refinanced during the year	(122)	(121)
Outstanding principal, end of year	$ 1,246	$ 797

Deposits from related parties held by the Company at June 30, 2013 and 2012 totaled $4.8 million and $2.2 million, respectively.

20. Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

21. Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

22. Equity: Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

23. Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

24. Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

25. Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

26. New Accounting Standards: In July 2012, the FASB issued an update (ASU No. 2012-02). The update will allow the Company to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under the update, the Company would not be required to calculate the fair value of an indefinite-lived intangible asset unless the Company determines, based on a qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The update includes a number of events and circumstances for the Company to consider in conducting the qualitative assessment. The update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if the Company's financial statements for the most recent annual or interim period have not yet been issued. The Company did not elect early adoption of this update and has not evaluated to date if any future adoption will have a material impact on the Company's consolidated financial statements or results of operations.

27. Purchased Credit Impaired Loans: The Company purchases individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These purchased credit impaired loans are recorded at the amount paid, such that there is no carryover of the seller's allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Such purchased credit impaired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as, credit score, loan type, and date of origination. The Company estimates the amount and timing of expected cash flows for each loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan's or pool's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference). Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

KENTUCKY FIRST FEDERAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2013 and 2012

NOTE B - SECURITIES

The following table summarizes the amortized cost and fair value of the available for sale securities and held to maturity investment securities portfolio at June 30, 2013 and 2012 and the corresponding amounts of gross unrealized or unrecognized gains and losses. Unrealized gains or losses apply to available-for-sale securities and are recognized in accumulated other comprehensive income, while unrealized gains or losses on held-to-maturity securities are not recognized in the financial statements. The gains and losses are as follows:

	2013			
(in thousands)	Amortized cost	Gross unrealized/ unrecognized gains	Gross unrealized/ unrecognized losses	Estimated fair value
Available-for-sale Securities				
Agency mortgage-backed:residential	$ 162	$ 4	$ -	$ 166
FHLMC stock	8	31	-	39
	$ 170	$ 35	$ -	$ 205
Held-to-maturity Securities				
Agency mortgage-backed: residential	$ 5,341	$ 210	$ 49	$ 5,502
Agency bonds	6,891	-	39	6,852
	$ 12,232	$ 210	$ 88	$ 12,354

	2012			
(in thousands)	Amortized cost	Gross unrealized/ unrecognized gains	Gross unrealized/ unrecognized losses	Estimated fair value
Available-for-sale Securities				
Agency mortgage-backed:residential	$ 185	$ 4	$ -	$ 189
Held-to maturity Securities				
Agency mortgage-backed:residential	$ 4,756	$ 388	$ -	$ 5,144

NOTE B – SECURITIES (continued)

The amortized cost and estimated fair value of securities as of June 30, 2013 and 2012, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities without a single maturity, primarily mortgage-backed, are shown separately.

	2013		2012	
(in thousands)	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost
Available-for-sale Securities				
Agency mortgage-backed:residential	$ 166	$ 162	$ 189	$ 185
FHLMC stock	39	8	--	--
	$ 205	$ 170	$ 189	$ 185
Held-to-maturity Securities				
Agency mortgage-backed: residential	$ 5,502	$ 5,341	$ 5,144	$ 4,756
Agency bonds	6,852	6,891	-	-
	$ 12,354	$ 12,232	$ 5,144	$ 4,756

The amortized cost and fair value of held-to-maturity agency bonds at June 30, 2013, are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Fair Value
Within one year	$ 1,535	$ 1,535
One to five years	5,356	5,317
	$ 6,891	$ 6,852

There were no sales of securities during the fiscal years ended June 30, 2013 or 2012. At June 30, 2013 the Company had $7.6 million in securities with unrealized losses (all of which were less than 12 months), while at June 30, 2012, the Company had no securities with unrealized losses.

At June 30, 2013, pledged securities totaled $3.1 million, while there are no pledged securities at June 30, 2012.

NOTE C - LOANS

The composition of the loan portfolio at June 30 was as follows:

(in thousands)	**2013**	**2012**
Residential real estate		
One- to four-family	$ 209,092	$ 149,086
Multi-family	14,506	15,495
Construction	1,753	964
Land	2,821	1,259
Farm	1,843	--
Nonresidential real estate	22,092	9,839
Commercial and industrial	3,189	--
Consumer and other		
Loans on deposits	2,710	2,281
Home equity	5,757	4,865
Automobile	72	--
Unsecured	708	--
	264,543	183,789
Undisbursed portion of loans in process	(833)	(544)
Deferred loan origination fees (cost)	91	103
Allowance for loan losses	(1,310)	(875)
	$262,491	**$182,473**

NOTE C - LOANS (continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio class and based on impairment method as of June 30, 2013 and 2012. There were $4.2 million in loans acquired with deteriorated credit quality at June 30, 2013, while there were no such loans at June 30, 2012.

June 30, 2013:

(in thousands)	Loans individually evaluated	Loans acquired with deteriorated credit quality	Ending loans balance	Ending allowance attributed to loans	Unallocated allowance	Total allowance
Loans individually evaluated for impairment:						
Residential real estate:						
One- to four-family	$ 4,715	$ 2,989	$ 7,704	$ 14	$ --	$ 14
Farm	--	485	485	--	--	--
Nonresidential real estate	--	546	546	--	--	--
Commercial and industrial	--	119	119	--	--	--
Consumer and other						
Automobile	--	23	23	--	--	--
	4,715	4,162	8,877	14	--	14
Loans collectively evaluated for impairment:						
Residential real estate:						
One- to four-family			$ 201,388	$ 860	$ --	$ 860
Multi-family			14,506	63	--	63
Construction			1,753	8	--	8
Land			2,821	12	--	12
Farm			1,358	6	--	6
Nonresidential real estate			21,546	94	--	94
Commercial and industrial			3,070	13	--	13
Consumer and other						
Loans on deposits			2,710	12	--	12
Home equity			5,757	25	--	25
Automobile			49	--	--	--
Unsecured			708	3	--	3
Unallocated			--	--	200	200
			255,666	1,096	200	1,296
			$ 264,543	$1,110	$ 200	$1,310

KENTUCKY FIRST FEDERAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2013 and 2012

NOTE C - LOANS (continued)

June 30, 2012:

(in thousands)	Recorded investment in loans	Ending allowance attributed to loans	Unallocated allowance	Total allowance
Loans individually evaluated for impairment:				
Residential real estate:				
One- to four-family	$ 2,757	$ 97	$ --	$ 97
Loans collectively evaluated for impairment:				
Residential real estate:				
One- to four-family	$ 146,329	$ 468	$ --	$ 468
Multi-family	15,495	49	--	49
Construction	964	3	--	3
Nonresidential real estate and land	11,098	35	--	35
Loans on deposits	2,281	7	--	7
Consumer and other	4,865	16	--	16
Unallocated	--	--	200	200
	181,032	578	200	778
	$ 183,789	$ 675	$ 200	$ 875

The following tables present impaired loans by class of loans as of and for the years ended June 30, 2013 and 2012:

June 30, 2013:

(in thousands)	Unpaid Principal Balance and Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:					
Residential real estate:					
One- to four-family	$ 7,491	$ --	$ 6,108	$ 116	$ 116
Farm	485	--	291	--	--
Nonresidential real estate	546	--	328	--	--
Commercial and industrial	119	--	71	--	--
Consumer and other:					
Automobile	23	--	14	--	--
	$ 8,664	$ --	$ 6,812	$ 116	$ 116
With an allowance recorded:					
Residential real estate:					
One- to four-family	213	14	117	--	--
Total	$ 8,877	$ 14	$ 6,929	$ 116	$ 116

NOTE C - LOANS (continued)

June 30, 2012: (in thousands)	Unpaid Principal Balance and Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Received
With no related allowance recorded:					
One- to four-family	$ 1,222	$ --	$ 889	$ 45	$ 45
With an allowance recorded:					
One- to four-family	1,535	97	1,434	27	27
Total	$ 2,757	$ 97	$ 2,323	$ 72	$ 72

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of June 30, 2013 and 2012:

	June 30, 2013		June 30, 2012	
(in thousands)	**Nonaccrual**	**Loans Past Due Over 90 Days Still Accruing**	**Nonaccrual**	**Loans Past Due Over 90 Days Still Accruing**
One- to four-family residential real estate	$ 5,989	$ 1,972	$ 1,593	$ 201

Troubled Debt Restructurings:

During the year ended June 30, 2013, the terms of 29 loans were modified as a troubled debt restructuring ("TDR.") Ten of the loans were classified as TDRs because the borrower filed Chapter 7 bankruptcy without reaffirming their personal obligation to pay the debt. The other loans were modified because the borrower was exhibiting financial difficulty in making the original debt payments. Some of the loans are modified to lower the interest rate to prevailing rates offered by the bank at the time, while some other loans have the terms extended to provide the borrower with lower monthly payments.

In order to determine whether a borrower is experiencing financial difficulty, we consider the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy.

NOTE C - LOANS (continued)

The following table presents loans by class modified as TDRs as of June 30, 2013, and their performance, by modification type:

(Dollars in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	TDRs Performing to Modified Terms	TDRs Not Performing to Modified Terms
Residential Real Estate:					
1-4 Family	33	$3,115	$3,123	$827	$2,043

The Company had no allocated specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of June 30, 2013, and had $2,000 of specific reserves at June 30, 2012. At June 30, 2013, $2.2 million in TDR loans were on nonaccrual status. The Company had no commitments to lend additional amounts as of June 30, 2013 and 2012, to customers with outstanding loans that are classified as troubled debt restructurings. The Company had one TDR loan to default during the year just ended. This loan, which was considered a TDR because of a bankruptcy without reaffirmation by the borrower, had a carrying value of $474,000, and was in the process of foreclosure at June 30, 2013. Subsequent to June 30, 2013, the Company was notified that a credit with a carrying value of $624,000 had filed for bankruptcy.

The following tables present the aging of the principal balance outstanding in past due loans as of June 30, 2013 and 2012, by class of loans:

June 30, 2013:

(in thousands)	30-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate:					
One-to four-family	$ 5,290	$ 5,034	$10,324	$198,768	$209,092
Multi-family	--	--	--	14,506	14,506
Construction	42	--	42	1,711	1,753
Land	--	--	--	2,821	2,821
Farm	--	--	--	1,843	1,843
Nonresidential real estate	35	140	175	21,917	22,092
Commercial and industrial	--	--	--	3,189	3,189
Consumer and other:					
Loans on deposits	--	--	--	2,710	2,710
Home equity	23	23	46	5,711	5,757
Automobile	29	--	29	43	72
Unsecured	--	48	48	660	708
Total	$ 5,419	$ 5,245	$10,664	$253,879	$ 264,543

NOTE C - LOANS (continued)

June 30, 2012:

(in thousands)	30-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate:					
One-to four-family	$ 4,332	$ 1,794	$ 6,126	$142,960	$149,086
Multi-family	--	--	--	15,495	15,495
Construction	--	--	--	964	964
Nonresidential real estate and land	--	--	--	11,098	11,098
Loans on deposits	--	--	--	2,281	2,281
Consumer and other	--	--	--	4,865	4,865
Total	$ 4,332	$ 1,794	$ 6,126	$177,663	$ 183,789

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

NOTE C - LOANS (continued)

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Loans listed that are not rated are included in groups of homogeneous loans and are evaluated for credit quality based on performing status. See the aging of past due loan table above. As of June 30, 2013, and 2012, and based on the most recent analysis performed, the risk category of loans by class of loans was as follows:

June 30, 2013:

(in thousands)	Pass	Special Mention	Substandard	Doubtful	Not rated
Residential real estate:					
One- to four-family	$ --	$4,923	$ 9,832	$ --	$194,337
Multi-family	12,956	--	1,550	--	--
Construction	1,753	--	--	--	--
Land	2,050	--	771	--	--
Farm	1,843	--	--	--	--
Nonresidential real estate	19,246	--	2,846	--	--
Commercial and industrial	3,071	--	118	--	--
Consumer and other:					
Loans on deposits	2,710	--	--	--	--
Home equity	5,757	--	--	--	--
Automobile	37	--	35	--	--
Unsecured	681	27	--	--	--

June 30, 2012:

(in thousands)	Pass	Special Mention	Substandard	Doubtful	Not rated
Residential real estate:					
One- to four-family	$ --	$ 64	$ 3,057	$ --	$145,965
Multi-family	12,692	--	2,803	--	--
Construction	964	--	--	--	--
Nonresidential real estate and land	10,831	267	--	--	--
Loans on deposits	--	--	--	--	2,281
Consumer and other	--	--	--	--	4,865

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

(in thousands)	2013	2012
Balance at beginning of year	$ 875	$ 764
Provision for losses on loans	662	139
Charge-offs	(227)	(28)
Balance at end of year	$ 1,310	$ 875

KENTUCKY FIRST FEDERAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2013 and 2012

NOTE C - LOANS (continued)

The following tables present the activity in the allowance for loan losses by portfolio segment for the years ended June 30, 2013 and 2012:

June 30, 2013:

(in thousands)	Beginning balance	Provision for loan losses	Loans charged off	Recoveries	Ending balance
Residential real estate:					
One- to four-family	$ 565	$ 535	$ (229)	$ --	$ 871
Multi-family	49	14	--	--	63
Construction	3	5	--	--	8
Land	--	12	--	--	12
Farm	--	6	--	--	6
Nonresidential real estate	35	59	--	--	94
Commercial and industrial	--	13	--	--	13
Consumer and other:					
Loans on deposits	7	5	--	--	12
Home equity	16	9	--	--	25
Automobile	--	--	--	--	--
Unsecured	--	4	--	2	6
Unallocated	200	--	--	--	200
Totals	$ 875	$ 662	$ (229)	$ 2	$1,310

June 30, 2012:

(in thousands)	Beginning balance	Provision for loan losses	Loans charged off	Recoveries	Ending balance
Residential real estate:					
One- to four-family	$ 490	$ 79	$ (4)	$ --	$ 565
Multi-family	11	38	--	--	49
Construction	5	(2)	--	--	3
Nonresidential real estate and land	36	(1)	--	--	35
Loans on deposits	8	(1)	--	--	7
Consumer and other	14	26	(24)	--	16
Unallocated	200	--	--	--	200
Totals	$ 764	$ 139	$ (28)	$ --	$ 875

NOTE C - LOANS (continued)

Purchased Loans:

The Company purchased loans during the fiscal year just ended for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans, net of a credit quality component of $1.2 million, is as follows:

(in thousands)	2013
Residential real estate:	
One- to four-family	$ 2,989
Land	485
Nonresidential real estate	546
Commercial non-mortgage loans	119
Consumer loans	23
Outstanding balance	$ 4,162

Accretable yield, or income expected to be collected, is as follows

(in thousands)	
Balance at July 1, 2012	$ --
New loans purchased	1,423
Accretion of income	(129)
Reclassifications from nonaccretable difference	--
Disposals	--
Balance at June 30, 2013	$1,294

For those purchased loans disclosed above, the Company made no increase in allowance for loan losses for the year ended June 30, 2013, nor were any allowance for loan losses reversed during that year.

NOTE D – REAL ESTATE OWNED

Activity in real estate owned for the years ended June 30 was as follows:

(in thousands)	2013	2012
Balance at beginning of year	$ 2,445	$ 4,304
Acquired from CKF Bancorp	1,632	--
Additions	367	96
Impairment charges	(25)	(67)
Disposals	(3,256)	(1,888)
Balance at end of year	$ 1,163	$ 2,445

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment at June 30 are comprised of the following:

(in thousands)	2013	2012
Land	$ 1,493	$ 860
Buildings and improvements	6,454	3,842
Furniture and equipment	1,949	1,097
Automobiles	29	29
	9,925	5,828
Less: accumulated depreciation	5,317	3,184
Balance at end of year	$ 4,608	$ 2,644

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

(in thousands)	2013	2012
Non-interest bearing checking accounts	$ 3,807	$ 1,704
Checking accounts	11,526	7,615
Savings accounts	47,050	36,913
Money market demand deposits	13,664	4,837
Total demand, transaction and passbook deposits	76,047	51,069
Certificates of deposit:		
Original maturities of:		
Less than 12 months	95,967	3,940
12 months to 36 months	49,278	72,405
More than 36 months	9,689	7,138
Total certificates of deposit	154,934	83,483
Total deposits	$ 230,981	$ 134,552

At June 30, 2013 and 2012, the Banks had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling approximately $62.6 million and $28.7 million, respectively.

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

(in thousands)	2013
2014	$ 94,560
2015	34,586
2016	15,743
2017	5,778
2018 and thereafter	4,270
	$154,934

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2013 and 2012 by pledges of certain residential mortgage loans totaling $31.6 million and $38.2 million, respectively, and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

Maturing year ended June 30, 2013

(in thousands)	
2014	$14,555
2015	2,366
2016	623
2017	431
2018	2,328
2019	3,249
2020	189
2021-2031	514
	$ 24,255
Premium assigned to borrowings in CKF Bancorp acquisition, net of amortization	55
	$ 24,310

At June 30, 2013 interest rates for advances were fixed ranging from 1.11% to 6.95%, with a weighted-average interest rate of 2.17%.

Maturing year ended June 30, 2012

(in thousands)	
2013	$ 9,810
2014	7,555
2015	2,366
2016	623
2017	431
2018	2,328
2019	3,249
2020-2030	703
	$ 27,065

At June 30, 2012 interest rates for advances were fixed ranging from 1.11% to 6.95%, with a weighted-average interest rate of 2.27%.

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. Based on collateral composed of first mortgage loans and the Company's holdings of FHLB stock, the Company was eligible to borrow up to $110.9 million as of June 30, 2013.

KENTUCKY FIRST FEDERAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2013 and 2012

NOTE H - FEDERAL INCOME TAXES

Federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30, 2013 and 2012, as follows:

(in thousands)	**2013**	**2012**
Federal income taxes at the statutory rate	$1,436	$869
Increase (decrease) resulting primarily from:		
Cash surrender value of life insurance	(30)	(30)
Bargain purchase gain	(326)	-
Merger-related expenses	225	--
Other	3	1
	$ 1,308	$ 840

The composition of the Company's net deferred tax liability at June 30 is as follows:

(in thousands)	**2013**	**2012**
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$ 445	$ 297
Deferred compensation and benefits	239	257
Charitable contributions	3	3
Fair value accounting adjustments on acquisition	1,187	--
Nonaccrued interest on loans	87	21
Other real estate owned adjustments	330	259
Other	9	--
Total deferred tax assets	2,300	837
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(1,541)	(1,074)
Deferred loan origination costs	(25)	(32)
Loan servicing rights	(23)	(12)
Fair value accounting adjustments on acquisition	(760)	(463)
Unrealized gain on investments	(12)	--
Depreciation	(150)	(30)
Total deferred tax liabilities	(2,511)	(1,611)
Net deferred tax liability	$ (211)	$ (774)

KENTUCKY FIRST FEDERAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2013 and 2012

NOTE H – FEDERAL INCOME TAXES (continued)

Prior to 1997, the Banks were allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in excess of accumulated earnings and profits, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2013, include approximately $5.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1.8 million at June 30, 2013.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2013	2012
Balance at beginning of year	$ --	$ 80
Additions/(reductions) based on tax positions for the current year	80	(80)
Balance at end of year	$ 80	$ --

Cash settlements occurred during the period July 1, 2012, through June 30, 2013. Because of uncertainty regarding proper inclusion or exclusion of income from bank-owned life insurance ("BOLI") in the earnings and profits calculation, the Company amended its June 30, 2009, federal income tax return to report reduced tax liability of $80,000 and established the corresponding reserve. Its unrecognized benefits are expected to change in the next twelve months.

NOTE I - LOAN COMMITMENTS

The Banks are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Banks' involvement in such financial instruments.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2013 and 2012, the Banks had the following outstanding loan commitments:

(in thousands)	2013	2012
Unused commitments:		
Revolving, open-end lines secured by real estate	$ 9,026	$ 8,332
Commitments to fund real estate construction loans	1,284	948
Other unused commitments:		
Commercial and industrial loans	2,126	143
Other	866	1,146
Letters of credit	16	--
	$13,318	$ 10,569

NOTE I - LOAN COMMITMENTS (continued)

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments at June 30, 2013 totaled $415,000 and had interest rates ranging from 3.25% to 4.83% and maturities ranging from 10 years to 30 years. The fixed rate loan commitments at June 30, 2012 totaled $592,000 and had interest rates ranging from 4.53% to 7.25% with maturities ranging from 10 years to 30 years.

NOTE J - REGULATORY CAPITAL

The Banks are subject to minimum regulatory capital standards promulgated by the Office of the Controller of the Currency (the "OCC.") Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OCC generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Banks multiply the value of each asset on their respective statements of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

NOTE J - REGULATORY CAPITAL (continued)

To be categorized as "well-capitalized" the Banks must maintain minimum capital ratios as set forth in the following tables:

As of June 30, 2013

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tier 1 core capital						
First Federal of Hazard	$15,165	17.7%	≥$3,427	≥4.0%	≥$4,283	≥ 5.0%
First Federal of Frankfort	$31,795	13.7%	≥$9,880	≥4.0%	≥$12,350	≥ 5.0%
Total risk-based capital						
First Federal of Hazard	$15,689	37.5%	≥$3,351	≥8.0%	≥$4,189	≥10.0%
First Federal of Frankfort	$32,543	25.1%	≥$10,368	≥8.0%	≥$12,960	≥10.0%
Tier 1 risk-based capital						
First Federal of Hazard	$15,165	36.2%	N/A	N/A	≥$2,514	≥ 6.0%
First Federal of Frankfort	$31,795	24.5%	N/A	N/A	≥$7,776	≥ 6.0%

As of June 30, 2012

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tier 1 core capital						
First Federal of Hazard	$20,764	21.2%	≥$3,926	≥4.0%	≥$4,908	≥ 5.0%
First Federal of Frankfort	$19,543	15.9%	≥$5,511	≥4.0%	≥$6,889	≥ 5.0%
Total risk-based capital						
First Federal of Hazard	$21,185	42.2%	≥$4,013	≥8.0%	≥$5,016	≥10.0%
First Federal of Frankfort	$19,997	28.7%	≥$5,566	≥8.0%	≥$6,958	≥10.0%
Tier 1 risk-based capital						
First Federal of Hazard	$20,764	41.4%	N/A	N/A	≥$3,010	≥ 6.0%
First Federal of Frankfort	$19,543	28.1%	N/A	N/A	≥$4,175	≥ 6.0%

NOTE J - REGULATORY CAPITAL (continued)

As of June 30, 2013 and 2012, management believes that First Federal of Hazard and First Federal of Frankfort met all capital adequacy requirements to which the Banks were subject.

The Banks' management believes that, under the current regulatory capital regulations, both Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in the Banks' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

Regulations of the Board of Governors of the Federal Reserve System governing mutual holding companies require First Federal MHC to meet certain criteria before the company may waive the receipt by it of any common stock dividend declared by Kentucky First Federal Bancorp. During the fiscal year ended June 30, 2013, and pursuant to the provisions allowed by the Board of Governors of the Federal Reserve System, First Federal MHC waived $1.9 million in dividends.

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP

The following condensed financial statements summarize the financial position of Kentucky First Federal Bancorp as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the fiscal years ended June 30, 2013 and 2012.

KENTUCKY FIRST FEDERAL BANCORP
BALANCE SHEETS
June 30, 2013 and 2012
(In thousands)

ASSETS	2013	2012
Interest-bearing deposits in First Federal of Hazard	$ 1,085	$ 425
Interest-bearing deposits in First Federal of Frankfort	762	427
Other interest-bearing deposits	43	39
Investment in First Federal of Hazard	16,967	22,640
Investment in Frankfort First	47,270	34,977
Prepaid expenses and other assets	535	456
Total assets	$66,662	$58,964
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and other liabilities	$ 40	$ 111
Total liabilities	40	111
Shareholders' equity		
Common stock	86	86
Additional paid-in capital	34,732	36,870
Retained earnings	33,604	31,971
Shares acquired by stock benefit plans	(1,626)	(1,772)
Shares acquired for treasury – at cost	(197)	(8,305)
Accumulated other comprehensive income	23	3
Total shareholders' equity	66,622	58,853
Total liabilities and shareholders' equity	$66,662	$58,964

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP (continued)

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF INCOME
Years ended June 30, 2013 and 2012
(Dollar amounts in thousands)

	2013	2012
Income		
Interest income	$ 122	$ 121
Dividends from First Federal of Hazard	6,480	--
Equity in undistributed (excess distributed) earnings of First Federal of Hazard	(5,745)	886
Dividends from Frankfort First	--	--
Equity in undistributed earnings of Frankfort First	2,823	1,306
Total income	3,680	2,313
Non-interest expenses	752	838
Earnings before income taxes	2,928	1,475
Federal income tax expense (benefit)	12	(240)
NET INCOME	$2,916	$1,715

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF CASH FLOWS
For Years ended June 30, 2013 and 2012
(Dollar amounts in thousands)

	2013	2012
Cash flows from operating activities:		
Net earnings for the year	$ 2,916	$ 1,715
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Excess (deficit) distributions over earnings (undistributed earnings) from consolidated subsidiaries	2,921	(2,192)
Noncash compensation expense	467	134
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other assets	(79)	65
Other liabilities	(71)	(246)
Net cash provided by operating activities	6,154	(524)

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP (continued)

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF CASH FLOWS (continued)
For Years ended June 30, 2013 and 2012
(Dollar Amounts in thousands)

	2013	2012
Cash flows from financing activities:		
Dividends paid on common stock	(1,283)	(1,604)
Acquisition of CKF Bancorp, net of cash acquired	(3,466)	
Repurchase of treasury shares	(--)	(135)
Net cash used in financing activities	(4,749)	(1,739)
Net increase (decrease) in cash and cash equivalents	999	(2,263)
Cash and cash equivalents at beginning of year	891	3,154
Cash and cash equivalents at end of year	**$ 1,890**	**$ 891**

Dividends from the Banks are the primary source of funds for the Company. Banking regulations limit the amount of dividends that may be paid without prior approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years, less any required transfers to surplus.

NOTE L – BUSINESS COMBINATION

On December 31, 2012 (the "Acquisition Date"), the Company acquired 100% of CKF Bancorp, the savings and loan holding company for Central Kentucky FSB in exchange for cash and common shares of the Company's stock. Under the terms of the acquisition CKF Bancorp shareholders received approximately 811,275 shares of Company common stock and an aggregate of $5.1 million in cash. The fair value of the common shares issued as part of the consideration paid for CKF Bancorp was determined based on the closing price of the Company's common shares on the acquisition date. CKF Bancorp maintained its main headquarters in Danville, Kentucky, as well as two branches – one in Danville and the other in Lancaster, Kentucky. CKF Bancorp was merged into the Company and Central Kentucky FSB was merged into First Federal Savings Bank of Frankfort. With the acquisition the Company has expanded its customer base in the central Kentucky area with an institution that shares its community banking orientation and thrift heritage and that enjoys a favorable reputation within its local community. Bank results of operations were included in the Company's results beginning January 1, 2013. Acquisition-related costs of $281,000 and $118,000 are included in the Company's consolidated statement of income for the years ended June 30, 2013 and 2012, respectively. The Company has determined that the acquisition constitutes a business acquisition as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. Accordingly, the assets acquired and liabilities assumed are presented at their estimated fair values as required by the accounting guidance. Fair values were determined based on the requirements of ASC Topic 820, *Fair Value Measurements*.

NOTE L – BUSINESS COMBINATION (continued)

The Company paid approximately $11.1 million ($5.1 million in cash and $6.0 million in stock) for CKF Bancorp. A summary of the net assets acquired as of December 31, 2012, follows:

(in thousands)		December 31, 2012
Consideration		
Kentucky First Federal Bancorp common stock:		
811,275 shares at $7.45/share closing price 12/31/12	$	6,044
Cash		5,070
Fair Value of Total Consideration Transferred	$	**11,114**
Recognized amounts of identifiable assets acquired and liabilities assumed		
Assets acquired:		
Cash and due from banks	$	895
Interest-bearing demand deposits		7,524
Securities available for sale		8
Securities, held-to-maturity		10,778
Loans		94,086
Real estate owned, net		1,642
Premises and equipment, net		2,119
Federal Home Loan Bank stock, at cost		2,091
Accrued interest receivable		435
Prepaid FDIC assessments		212
Accrued federal income taxes		35
Deferred federal income taxes		785
Prepaid expenses and other assets		142
Total assets acquired	$	120,752
Liabilities assumed		
Deposits	$	101,477
FHLB Advances		7,139
Advances by borrowers for taxes and insurance		30
Accrued interest payable		18
Other liabilities		16
Total liabilities assumed		108,680
Total identifiable net assets	$	**12,072**
Bargain purchase gain	$	**958**

NOTE L – BUSINESS COMBINATION (continued)

The fair value of net assets includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased loans which have shown evidence of credit deterioration since origination. Receivables acquired that were not subject to these requirements include non-impaired loans and customer receivables with a fair value and gross contractual amounts receivable of $87.6 million and $89.0 million, respectively, on the date of acquisition.

The following table presents pro forma information as if the acquisition had occurred at July 1, 2012. The pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed date.

(in thousands, except for per share data)	2013	2012
Net interest income	$ 12,298	$ 12,386
Net income	$ 2,438	$ 1,112
Basic earnings per share	$ 0.31	$ 0.13
Diluted earnings per share	$ 0.31	$ 0.13

The Board of Kentucky First Federal Bancorp would like to recognize our employees who are working hard every day to maximize the value of your investment:

First Federal Savings Bank
Frankfort—Danville—Lancaster

Lesa Asbery, Customer Service
Wick Asbury, Vice President/Lending
Brenda Baldwin, Accounting
Jim Baxter, Vice President/Lending
Stan Betsworth, Vice President/Lending
Phyllis Bowman, Loan Servicing
Lisa Brinley, Branch Manager
Russell M. Brooks, Chief Financial Officer
Phyllis Bryant, Customer Service
Andrea Cline, Accounting
Becky Crowe, Customer Service
Deryl Curtis, Loan Servicing
Betty Doolin, Customer Service
Carolyn Eades, Receptionist
Diana Eads, Customer Service
Tiffaney Elliott, Accounting
Jamey Ensley, Computer Systems
Debbie Freeman, Customer Service/Compliance
Stacey Greenawalt, Vice President/Lending
Stan Harmon, Lending
Karen Hatfield, Asst. Branch Manager
Judy Hicks, Customer Service
Lee Ann Hockensmith, Executive Office Coordinator
Barry Holder, Branch Manager
Ann Hooks, Accounting
Ronald Howard, Vice President/Lending
R. Clay Hulette, Area President
Teresa K. Hulette, Executive Vice President/ Operations/Human Resources
Tammy Jeffries, Customer Service
Don D. Jennings, Chief Executive Officer
Kathy Johnica, Compliance and Internal Audit
William H. Johnson, Area President
Janet Lewis, Customer Service
Nancy Long, Deposit Relations Manager
Patty Luttrell, Compliance
Kathy McBee, Branch Manager
Tracey McCoun, Customer Service/Compliance
Samantha Miller, Compliance/Credit Analyst
Kim Moore, Customer Service Manager
Carolyn Mulcahy, Accounting
Jeanie Murphy, Customer Service
Kathy Padgett, Loan Servicing
Stephanie Pickens, Customer Service
David Semones, Loan Processing
Cindy Shank, Customer Service
Martha Sowders, Customer Service
Jenny Stump, Loan Processing
Virginia R. S. Stump, Vice President
Yvonne Thornberry, Loan Processing/Servicing
Nancy Watts, Loan Servicing/ Insurance Processing
Laurel Weeks, Customer Service
Jennifer Whalen, Loan Processing
Tiffany Williams, Customer Service

First Federal Savings and Loan
Hazard

Deborah C. Bersaglia, Vice President/ Secretary
Holly Caudill, Customer Service
Jaime S. Coffey, Lending
Sandra C. Craft, Vice President/Lending
Carlen Dixon, Information Technology
Lou Ella Farler, Chief Executive Officer
Deloris S. Justice, Accounting
Kaye Craft, Vice President/Accounting
Brenda W. Lovelace, Customer Service
Margaret P. Pelley, Customer Service
Peggy H. Steele, Information Technology
Molly Ann E. Toler, Vice President/ Cashier

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Kentucky First Federal Bancorp Board of Directors:

Stephen G. Barker, *Attorney and Executive Vice President and General Counsel to Kentucky River Properties, LLC*
Walter G. Ecton, Jr., *Attorney and principal of Ecton, Murphy and Shannon, PLLC*
William D. Gorman, Jr., *President and CEO of Hazard Insurance Agency*
David R. Harrod, CPA, *principal of Harrod and Associates, PSC*
W. Banks Hudson, *Attorney and principal of Hudson and Hudson, PLLC*
William H. Johnson, *Danville/Lancaster area President, First Federal Savings Bank of Frankfort*
Don D. Jennings, *President, Kentucky First Federal Bancorp*
Herman D. Regan, Jr., *Retired President of Kenvirons, Inc.*
Tony D. Whitaker, *Chairman, Kentucky First Federal Bancorp*

First Federal Savings and Loan Association of Hazard Board of Directors:

Stephen G. Barker
Lou Ella R. Farler
Walter G. Ecton, Jr.
William D. Gorman, Jr.
Tony D. Whitaker, Chairman

First Federal Savings Bank Board of Directors:

Russell M. Brooks
C. Michael Davenport
Danny A. Garland
J. Mark Goggans
David R. Harrod
R. Clay Hulette
W. Banks Hudson, *Danville Committee Chair*
Don D. Jennings, *Chairman*
William H. Johnson
William C. Jennings, *Frankfort Committee Chair*
William M. Johnson
Yvonne Y. Morley
Jerry M. Purcell
Herman D. Regan, Jr.
Virginia R. S. Stump
Charles A. Cotton, III, *DirectorEmeritus*
Frank McGrath, *Director Emeritus*

Special Counsel

Kilpatrick, Townsend, and Stockton LLP
Suite 900
607 14th Street NW
Washington, DC 20005-2018

Transfer Agent and Registrar

IST Shareholder Services
433 S Carlton Ave
Wheaton, IL 60187-9904
(630) 480-0393

The Annual Meeting of Shareholders will be held on November 14, 2013 at 3:30 p.m. at the First Federal Center on the campus of Hazard Community and Technical College located at One Community College Drive in Hazard, KY

Shareholder Inquiries and Availability of 10-K Reports: A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2013, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE FOR THE NOVEMBER 14, 2013, ANNUAL MEETING, UPON WRITTEN REQUEST TO

Investor Relations:

Don Jennings djennings@ffsbfrankfort.com
Clay Hulette chulette@ffsbfrankfort.com
(502) 223-1638 or 1-888-818-3372
216 W Main St
PO Box 535
Frankfort, KY 40602